SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
30 August 2023

PRUDENTIAL PLC HALF YEAR 2023 RESULTS: DELIVERING A STRONG PERFORMANCE AND STRATEGIC UPDATE

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2023 along with a strategic update.

Performance highlights on a constant (and actual) exchange rate basis1
●
New business profit2 up 39 per cent (36 per cent) to $1,489 million, with 17 of our life markets delivering growth3, 16 of which by double digits. Excluding the effect of interest rate and other economic movements, new business profit was up 52 per cent (48 per cent)
●
APE sales4 up 42 per cent (37 per cent) to $3,027 million
●
Adjusted operating profit5 up 6 per cent (4 per cent) to $1,462 million
●
Operating free surplus generated from in-force insurance and asset management business6 down (2) per cent ((4) per cent) to $1,438 million
●
EEV operating profit7 up 22 per cent (19 per cent) to $2,155 million. EEV shareholders equity is $43.7 billion, equivalent to 1,588 cents per share
●
GWS shareholder capital surplus over GPCR of $15.5 billion8, equivalent to a cover ratio of 295 per cent8 (31 December 2022: 307 per cent)
●
Adjusted IFRS equity9 of $36.4 billion, up 4 per cent10 from 31 December 2022, equivalent to 1,324 cents per share. Annualised Contractual Service Margin11 growth of 8 per cent.
●
First interim dividend of 6.26 cents per share, up 9 per cent10 with guidance for 2023 and 2024 of expected annual growth between 7-9 per cent

Strategic update
Alongside interim results, CEO Anil Wadhwani announced a new purpose and strategy following the completion of his strategic and operational review.

Prudential's new purpose statement - For Every Life, For Every Future - reflects its mission to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Prudential's new strategy will build a sustainable growth platform, through targeted investment in structural growth markets across Asia and Africa by:

●
Enhancing customer experiences to drive higher acquisition and loyalty for lifetime value creation;
●
Technology-powered distribution with a focus on agency and bancassurance productivity and activation;
●
Unlocking the health opportunity by disciplined implementation of best practices across all our markets;
●
More consistent execution across each of our markets, driven through changes in our organisational model and technology platform; and
●
Prioritising value creation, focusing on the generation of free surplus that can be used to invest in new business at attractive returns, core capabilities and strategic opportunities, as well as return capital to shareholders via dividends.

We believe our new strategy will accelerate value creation for all our stakeholders through operational and financial discipline, with two key financial objectives:

●
Growing New Business Profit at 15-20 per cent compound annual growth between 2022 and 202712;
●
Achieving double-digit compound annual growth in operating free surplus generated from in-force insurance and asset management business between 2022 and 202712.

Summary financials	Half year 2023 $m	Half year 2022 $m	Change on AER basis1	Change on CER basis1
New business profit2	1,489	1,098	36%	39%
Operating free surplus generated13	1,024	1,224	(16)%	(15)%
Operating free surplus generated from in-force insurance and asset management business6	1,438	1,503	(4)%	(2)%
Adjusted operating profit5	1,462	1,411	4%	6%
IFRS profit (loss) after tax	947	(1,505)	n/a	n/a

	30 Jun 2023		31 Dec 2022
	Total	Per share	Total	Per share
EEV shareholders' equity	$43.7bn	1,588¢	$42.2bn	1,534¢
IFRS shareholders' equity	$17.2bn	623¢	$16.7bn	608¢
Adjusted IFRS shareholders' equity9	$36.4bn	1,324¢	$35.2bn	1,280¢

Commenting on his first Interim results and strategic update, CEO Anil Wadhwani, said: "The interim results demonstrate the power of our multi-engine, multi-channel business model across Asia and Africa. The business performed strongly in the first half of 2023, with new business profit up 39 per cent14. (up 52 per cent14 on an ex-economics basis - i.e. excluding the effect of interest rates). APE sales were up 42 per cent14 to $3,027 million and this sales momentum continues into the current third quarter.

"Our agency channel has rebounded strongly in all segments as Covid restrictions ended, reporting 89 per cent14 growth in new business profit on an ex-economics basis. The bancassurance channel maintained margins (on an ex-economics basis) despite lower sales in Singapore, Vietnam and the Chinese Mainland.

"13 of 22 life markets3 recorded positive Health & Protection new business profit growth. We continue to see increased agency adoption of digital tools. In 2022 agents using PRULeads, our activity and leads management engine, were 30 per cent more productive15.

"Prudential has a great franchise with 175 years of history, top three positions16 in 12 of our 14 Asia life markets and 4 of our 8 Africa life markets, scale in both agency and bancassurance, and more importantly the trust of our 18 million customers. We also have in-house investment capabilities with Eastspring managing over $220 billion of assets.

"We have today announced that we will do things differently in the way we run Prudential. With a clear strategy, operational and capital allocation priorities, we are focused on delivering sustainable value for all our stakeholders: employees, customers, shareholders and our communities.

"We are excited to write the next chapter of growth at Prudential."

Market overview and outlook
In the first half of 2023, in Hong Kong, both domestic and Chinese Mainland Visitor segments performed particularly well. APE sales from the Domestic segment grew 68 per cent and the Chinese Mainland Visitor segment has seen a significant increase in sales following the opening of the border with the mainland in February 2023. Prudential increased market share across segments and achieved the number one position in both the offshore business and in the agency channel17. Demand for savings products across the Hong Kong business continues to be strong with volumes reflecting increased savings case sizes compared to 2019. Product mix in terms of new policy count has started to normalise. Customer experience improvements in digital onboarding and underwriting and enhanced multi-currency options have improved both health and protection and savings offerings. In Macau, the recruitment of agents has commenced, following the opening of the branch. The new licence completes Prudential's footprint in all 11 cities in the Greater Bay Area, which has a population of over 85 million18.

In the Chinese Mainland, the company's focus in the first half of 2023 was taking decisive steps to drive a more balanced product mix. At the start of the second quarter we actively withdrew certain guaranteed savings product from both agency and bancassurance channels. As a consequence, both agency and bancassurance channels reduced the proportion of short-term pay non-participating products sold in favour of higher quality and higher margin annuity and longer premium payment term products, particularly affecting volumes in the bancassurance channel in the second quarter. Agency still performed very strongly with APE sales up 25 per cent14 and productivity18 up 53 per cent. Overall, new business profit was marginally down by (3) percentage points14 on an ex-economics basis. Margins for both agency and bancassurance improved, and in aggregate rose by 7 percentage points, on an ex-economics basis. In Taiwan, APE sales grew by 28 per cent14 and new business profit increased with good performances from both existing and new bank partners. Participating products and tailored customer segmentation led to the business significantly outperforming the market.

Our businesses in ASEAN reflect our leading positions and the strength of our diversified multi-channel distribution franchise in this region.

●
Malaysia grew APE sales by 12 per cent14 and new business profit by 11 per cent14 and had a leading net promoter score in both conventional and Takaful business.
●
Indonesia APE sales grew 42 per cent14 and new business profit grew 22 per cent14 - with agency APE up particularly strongly at 51 per cent14 and with new business profit per active agent in the period up 77 per cent. Customer medical benefits were upgraded contributing to margins reducing by 6 percentage points.
●
The Philippines delivered 13 per cent14 growth in new APE sales, with strong growth in active agents and new business profit. In Q1 2023, it was the number one player by sales in the market19.
●
Singapore showed a resilient performance with APE sales down (3) per cent14 and new business profit down (20) per cent14 as we maintained market positioning, despite challenging operating conditions.
●
In Vietnam, industry sales fell 31 per cent largely due to weakness in the bancassurance channel20. We outperformed the market, reporting APE sales down (18) per cent14, with agency APE sales up 34 per cent14. New business profit was down overall.

In India, there was continued strong momentum and high quality growth: new business profit was up in the first half, reflecting APE sales growth of 15 per cent14 and an improvement of margin. Agency APE Sales grew 29 per cent14, with over 17,000 new agent recruits and over 100 new distribution partners secured.

In Africa, we delivered a strong performance with new business profit up reflecting broad based growth across all channels and all eight African markets recorded double digit13 APE sales growth. Overall Africa saw 31 per cent14 APE sales growth and an 18 per cent increase in the number of active agents since the equivalent period in the prior year. It had over 220 members qualifying for 'million dollar round table' status in 2022.

At Eastspring, funds under management increased to $228 billion, reflecting net inflows of $3.3 billion (excluding money market funds and net redemptions from funds managed on behalf of M&G plc) and positive market movements. Operating profits were up 14 per cent14 to $146 million.

Consumers in Asia remain resilient despite the challenging environment. While the outlook for Asian markets is mixed, our momentum in the first half has continued into the third quarter. This underscores the strength of our multi-market growth engine backed by our diversified channel mix, which is key to driving sustainable value in the long term.

Notes
1.
Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.
2.
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles. See the basis of preparation to the EEV basis results for further explanation.
3.
Of our 14 Asia life markets and 8 Africa life markets
4.
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
5.
'Adjusted IFRS operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and other corporate transactions. This alternative performance measure is reconciled to IFRS profit for the period of $947 million (2022: $(1,505)million) in note B1.1 of the IFRS financial results.
6.
Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
7.
EEV operating profit is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns and other corporate transactions, and excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings.
8.
Estimated GWS capital position reflects eligible Group capital resources in excess of the Group prescribed capital requirements (GPCR) attributable to the shareholder business, before allowing for the 2023 first cash interim dividend. Further detail on the estimated GWS capital position, including the basis of preparation, is included in note I(i) of the Additional financial information.
9.
IFRS shareholders equity plus contractual service margin net of reinsurance and related tax adjustments. See note C3.1 in the IFRS financial results for further information.
10.
On an actual exchange rate basis.
11.
Net of reinsurance.
12.
The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
13.
Operating free surplus generated from insurance and asset management operations after investment in new business but before restructuring costs. Definition and further information is set out in 'Movement in Group free surplus' of the EEV basis results.
14.
On a constant exchange rate basis.
15.
Measured by cases per agent
16.
As reported at full year 2022 unless specified. Sources include formal (e.g. competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums, except for Hong Kong based on in-force premiums. Ranking for FY2020 for Cameroon.
17.
Source: HKMA Q1 2023 market statistics.
18.
Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
19.
Q1-2023 based on Weighted First Year Premium, Philippines Insurance Commission.
20.
H1 2023 Vietnam Actuarial Network.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

We expect to announce our Half Year 2023 Results to the Hong Kong Stock Exchange and to the Financial Media at 12.00pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 30 August 2023.

The announcement will be released on the London Stock Exchange at 2.00pm HKT - 7.00am UKT - 2.00am EST on Wednesday, 30 August.

A pre-recorded presentation for analysts and investors will be available on-demand from 12pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 30 August 2023 using the following link:
https://www.investis-live.com/prudential/64d25bbb0120c60d00e4d387/yelll.
A copy of the script used in the pre-recorded video will also be available on Prudential plc's website from 12pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 30 August 2023.

A Q&A event for analysts and investors will be held at 4.30pm HKT - 9.30am UKT - 4.30am ET on Wednesday, 30 August. We offer the option to join us in person or virtually.

Registration to join the Q&A event in person, at the Four Seasons Hong Kong, 8 Finance Street, Central, Hong Kong
To register to attend the event in person, please contact: investor.relations@prudentialplc.com.

Registration to view the Q&A event online
To register to watch the event and submit questions online, please do so via the following link:
https://www.investis-live.com/prudential/64d25e0c2be9e41300d405cd/twbbb.
The webcast will be available to watch afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the event and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 4.00pm HKT - 9.00am UKT - 4.00am ET).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 358 1035 (Freephone UK), Participant access code: 759398. Once participants have entered this code their name and company details will be taken.

Transcript
A transcript of the Q&A event will be published on the results centre page of Prudential plc's website on Monday, 4 September.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 949060. This will be available from approximately 9.00pm HKT - 2.00pm UKT - 9.00am ET on Wednesday, 30 August until 6.59am HKT on Thursday, 7 September - 11.59pm UKT - 6.59pm ET on Wednesday, 6 September.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Strategic and operating review

Prudential has a broad footprint across Asia and Africa that provides access to a total market that is estimated will generate almost $1 trillion1 of incremental annual gross written premium in 2033 compared with 2022. We are a well-established brand name2, having operated for 175 years globally and 100 years in Asia. We have top-3 positions in 12 of our 14 Asian life markets3 and 4 of our 8 African markets. Overall, 18 million4 customers have had the confidence to choose Prudential. We are the only large Asian focused insurer to have scale in both agency and bancassurance, as well as in-house investment capabilities with Eastspring managing over $220 billion of assets.

In February 2023 Anil Wadhwani joined as Group CEO. In his first six months he undertook a thorough strategic and operational review of the Group, meeting our customers, people, distributors, partners, regulators, investors and other capital providers. Following these discussions, Prudential is setting out, alongside the 2023 Interim Results, our revised purpose and strategy for the Group, reflecting strategic, operational and capital allocation priorities for the next five years to 2027.

Throughout Prudential's 175 years in operation, we have a long history of evolving to meet the ever-changing needs of the markets in which we operate and the customers we serve. Today we are announcing that we will do things differently in the way we run Prudential based on clear strategic, operational and capital allocation priorities.

Our Purpose

Our purpose is our platform to say who we are, what we do and where we are going as an organisation. We have revised it to make it clearer and differentiate Prudential from others in the market. It defines 'why' we are in this business and what it is we try to achieve as custodians of stakeholder value for the long term.

Our new purpose is: For Every Life, For Every Future.

Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions.

"For Every Life" speaks to our ambition to meet the huge under-served needs of potentially four billion people5 across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want.

"For Every Future" speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet.

Our Strategy

Our strategy sets out how we will deliver on our purpose over the next five years to 2027.

We believe consistent delivery of our strategy will create value for all our stakeholders: employees, customers, shareholders and the communities in which we operate. Our strategy will be implemented to build a sustainable growth platform, through targeted investment in structural growth markets across Asia and Africa.

The implementation of our strategy will prioritise:

●
Enhancing customer experiences to drive higher acquisition and loyalty for lifetime value creation.
●
Technology-powered distribution with a focus on agency and bancassurance productivity and activation.
●
Unlocking the health opportunity by disciplined implementation of best practices across all our markets.
●
More consistent execution across each of our markets, driven through changes in our organisational model and technology platform.
●
Prioritising value creation, focusing on the generation of free surplus that can be used to invest in new business at attractive returns, core capabilities and strategic opportunities as well as return capital to shareholders via dividends.

Our strategy comprises the following components:

a)    Organisational model. A change in our organisational model will be key to the delivery of our strategy. Today we have 24 life insurance and asset management local market operations that are largely fragmented with different processes on key customer journeys, different standards for measuring distribution performance and inconsistent execution of our brand. We will implement changes to this model that we believe will help support the drive for quality sales and improve the economic value we can generate from our business.

b)    Multi-market growth engines. The strength of our capital gives us the opportunity to invest in the multiple growth engines across Greater China, our markets within the Association of Southeast Asian Nations (ASEAN), India and Africa. Our approach to these markets is further discussed below.

c)    Strategic pillars. Three initiatives that will drive our growth:

1.     Enhancing customer experiences;
2.     Technology-powered distribution; and
3.     Transforming our health business model.

d)    Group-wide enablers:

1.     Open-architecture technology platform
2.     Engaged people and high-performance culture; and
3.     Wealth and investments capabilities.

e)    Financial value creation. Our financial model means we are a natural growth compounder, with new business growing our embedded value that converts into free surplus available for reinvestment and distribution. We believe our strategy will accelerate value creation for our stakeholders through operational & financial discipline.

a)    Organisational model

We have an opportunity to drive more operating leverage by replicating best practice at pace and scale across all our markets. This organisational model will be designed using the following key principles:

●
Designed to have the customer at the heart of what we do;
●
Continued empowerment of local market CEOs and leaders of the businesses to deliver customer solutions and focus on what matters most in each market;
●
The establishment of centres of excellence and shared services across many of the functional groups - for example health, technology and data analytics - to deliver economies of skill and scale;
●
Collaboration between the local markets and the centre with roles and responsibilities clearly defined; and
●
Setting values that will help define the ways of working. The 'how' alongside the 'what' will therefore be an important part of our Group reward mechanism.

To deliver on our strategy, we will need to build capabilities, particularly across our three strategic pillars of customer, distribution and health, with technology and data being common to all three.

We believe these changes in our organisational model will help us drive greater consistency of experience, as well as economies of scale, providing value for both our customers and our shareholders.

b)    Multi-market growth engines

A key differentiator for our business is the breadth of our access to the world's fastest-growing markets. Our markets are expected to more than double in size creating an almost $1 trillion growth opportunity1. Growing twice as fast as the rest of the world6, the rapidly rising middle-class population in Asia is expected to increase the awareness of, and demand for, protection and wealth management solutions.

Asia still has low levels of life insurance penetration relative to more mature markets like the UK7, demonstrating our runway for growth. State provision of pensions and social security is limited, leading to vast health, protection and mortality gaps. In Asia, penetration is in the low single digits7 with protection out of pocket spend four times larger than the US8, creating a large and growing unmet need.

Our strategic planning has taken into account how growth will be delivered across the following four regions within our geographical footprint:

●
Greater China

o
Throughout this geography we seek to sustain quality growth.
o
In the Chinese Mainland, we have an established partner, CITIC, which gives us access to over 80 per cent of GDP and licenses to operate in 100 cities. We are one of the top three international players9 there with a distinctive multi-channel platform. We have an opportunity to make our agency channel larger and more productive, complementing our multiple bancassurance partnerships.
o
In Hong Kong, we have revitalised our business, not only through the traction seen in the Chinese Mainland visitor segment but also by ensuring we continue to grow our domestic business. With our recently opened Macau branch, we are present in all 11 cities in the Greater Bay Area10 that has an extended population of over 85 million people11.
o
In Taiwan we are the number one foreign player12 having developed a sustainable bancassurance channel with good margins.

●
ASEAN

o
ASEAN includes a diversified range of markets. Collectively, these markets have a combined population of more than 600 million people13 which can provide a crucial counterbalance that ensures we are not over-dependent on one single geography.
o
We have the largest multi-channel distribution franchise in this region with more than 40,000 active agents24, or 60 per cent of the Group's total active agents. We have established bank partners including Standard Chartered, UOB and VIB.
o
We have a prominent brand and reputation across the region, and are among the leading franchises across Singapore14, Malaysia15 and Indonesia16 (including the number one position in Sharia across both Malaysia15 and Indonesia16) plus top 2 positions in the fast-developing markets of the Philippines17, Vietnam18, Cambodia19 and Laos20.
o
In Thailand, we continue to grow through our bancassurance business.
o
Our strategy will seek to leverage this leading platform across these markets.

●
India

o
In India we will seek to grow our franchises, which will be important to our scale in Asia. With over 1.4 billion people and where the share of health expenses paid out-of-pocket are as high as 50 per cent22, India is a compelling opportunity. We are exploring options to address the health opportunity in India.
o
We have a successful partner in ICICI Bank and continue to work closely with them on both life and asset management.

●
Africa

o
Though making a relatively small contribution to our overall new business profit today, Africa's high growth rates present a longer-term opportunity.
o
We are focusing on the highest value markets where we have the strongest competitive advantage.

c)    Strategic pillars

1.     Enhancing customer experiences

In order to succeed in its broader new business profit objective, Prudential is committed to evolving from being organised around products and channels to become the most trusted partner to our customers.

The priorities are:

●
Acquisition by personalised targeting: We will focus our data and technology resources to drive up the quality of leads from social media and our ecosystem of partners so that agents can more easily identify opportunities for engagement;
●
Segmentation by life stage: To develop impactful propositions for our customers we will build an understanding of what our customers need based on life stages;
●
Differentiated propositions: To meet customer demand for comprehensive solutions we will develop comprehensive solutions integrating products with health, well-being and wealth services as a one stop proposition for our target segments; and
●
Simple tech-enabled journeys: To build competitive advantage in acquiring and retaining customers over their lifetimes, we will seek to curate a seamless end-to-end journey via a unified, scalable technology platform. With PruServices, we are increasingly able to offer self-service for simple enquiries, service and claims anytime, anywhere.

Our customer-centric strategy aims to deliver top quartile relationship net promotor scores by 2027 which will support greater retention and acquisition of customers. With a retention ratio already close to 90 per cent23, we will focus on expanding our share of wallet with existing customers over their lifetime.

2.     Technology-powered distribution

As a leading Asia focused insurer with scale in both agency and bancassurance channels, we are very well-placed for customer access. These channels will be complemented by our new digital customer interactions and continuous training and development of our agency force and bancassurance partners.

Agency

Prudential has one of the leading agency forces in Asia, with a total of over 70,000 active agents24 and 7,000 agents qualifying for Million Dollar Round Table (MDRT) status38. Our businesses in the Chinese Mainland, Hong Kong, Malaysia, Philippines, Singapore, Thailand and Vietnam in particular show higher active agent rates than the average across the Group. The future success of our agency channel will be driven by continuous improvements in productivity and the number of active agents. To drive this, the following five priorities to boost productivity for agency have been identified:

●
Upskilling the agency force: Conversion of part-time into full-time career agents;
●
Refocusing agents from being solely focused on sales to being a trusted adviser;
●
Quality recruitment: We will focus our recruitment approach into one centred on tailored and strategic talent sourcing;
●
Training and development: That seeks to ensure we are developing the next generation of highly productive agents; and
●
Enhancing customer servicing and embedding technology: We will embed digital tools that allow agents to spend more productive time with their customers.

These changes will support our ambition to increase agency new business profit by 2.5 to 3 times by 2027 through significantly increasing the number of active monthly agents and more than doubling new business profit per agent.

Bancassurance

Bancassurance provides us with significant scale and is an important source of new business. It allows us access to large numbers of customers in multiple locations using third party infrastructure. Prudential currently has more than 200 bank partners of which 10 are strategic. We have succeeded in improving bancassurance margins over time and believe there remains significant growth runway to increase the penetration of insurance products into this customer base.

For us to drive a successful bank partnership model, it is essential for us to:
●
Broaden our proposition to multiple customer segments;
●
Engage with our customers when and how they want with hybrid, omni-channel platforms;
●
Utilise effective, targeted marketing supported by data analytics;
●
Reward our bank partners for outcomes that deliver for the customer and create value; and
●
Establish an operating cadence with our bank partners that ensures we deliver all of the above.

Implementing these changes will help drive our ambition by 2027 to increase new business profit from bancassurance by 1.5 to 2 times. This will be driven by increasing the penetration of our two major strategic partners from circa 8 per cent in 2022 to circa 9-11 per cent by 2027 and by supporting our margin by increasing the contribution of health and protection products.

3.     Transforming our health business model

There is a major health insurance opportunity in Asia. Across Asia, individuals are reliant on private healthcare providers and have high out of pocket spend of around 40 per cent7.

For many years Prudential has had substantial health and protection businesses in Malaysia, Indonesia, Hong Kong and Singapore. In 2022, the Group generated over $2 billion in gross earned premiums from health insurance.

There are substantial opportunities to grow the Group's footprint across other markets and we believe we can build value in extending beyond reimbursement. We want to become a trusted partner to our customers, playing a much-needed coordinating role across their healthcare journeys.

This ambition will require:

●
Upgraded core health insurance capabilities. We will equip our distribution force with the knowledge and tools to offer more advanced products and value-added services. We will drive technical and operational efficiency through data-led risk-based pricing and straight-through-processing in underwriting and claims. Claims will be further managed by partnering with panels of preferred medical providers and using Artificial Intelligence (AI) and data analytics to detect and reduce fraud; and
●
Expanding our role from payer to partner by connecting health care journeys, such as disease prevention, diagnosis, rehabilitation or chronic illness management. Our strategy is an asset-light approach focusing on digital integration with preferred partners along the health care continuum.

Delivering this efficiently across our markets will require enhanced capabilities with best practice replicated across all our markets.

We believe these actions will support our ambition for our health insurance Net Promotor Score to be top quartile by 2027, driving retention of existing customers and attracting new ones, and for our health new business profit to more than double from 2022 to 2027.

d)    Group wide enablers

To support the execution of our strategy we will have three groupwide enablers. We believe this will both support our ambition for growth and management of our in-force business.

1.     Open-architecture technology platform

A strong technology platform is important for all three strategic pillars in delivering superior customer and distribution experiences. It is more significant today given the pace of change with developments in AI. Pulse will remain our customer engagement application, but we will transform the underlying technology platform using the following design principles.

●
Open-architecture design that ensures we can quickly adopt new market innovations and engage with partners' ecosystems in a seamless manner;
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A data platform to which we can apply generative AI and data analytics to create actions and insights;
●
Refreshed operating model where there is greater collaboration between the central technology team and local markets; and
●
Appropriate governance and protections for our customer data and business integrity.

2.     Engaged people and high-performance culture

An engaged workforce is critical to deliver our strategy.

We aim to create an environment that allows our people to thrive, recognised through a top-quartile employee net promoter score for our people. We will focus on the following principles to create this:

●
Upgraded talent capabilities, particularly within the areas of customer, distribution, health and technology;
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Development of a robust internal talent pipeline, facilitate mobility and acquire capabilities in the market where they do not exist internally; and
●
Values-based leadership and aligned reward structured to help build a culture that is customer-led and performance-driven.

3.     Wealth and investments capabilities

Asia's household wealth stood at over $150 trillion in 202125, broadly in line with North America and considerably more than Europe. By 2030 Asia and Africa will represent three-quarters of the global working age population. We believe there is scope for increasing participation in wealth management propositions across our markets, including differentiated propositions for affluent customers. Our wealth capabilities are currently focused in Singapore and Hong Kong, while our investment capabilities in Eastspring span 11 markets and manage over $220 billion of assets.

We believe that we can further leverage our internal proprietary capabilities by focusing on the following priorities:

●
Providing distribution support to our top agents with a more holistic suite of tools to identify the needs of our affluent customers;
●
Customising investment solutions at a much faster speed-to-market than is possible using a third party; and
●
Improving consistency of investment performance through high-performance investment teams.

As an asset manager, it is our ambition to deliver outperformance relative to benchmarks. As a responsible asset owner we are supporting a just and inclusive transition to net-zero and we are targeting a 55 per cent reduction in our weighted average carbon intensity (WACI) by 203026.

e)    Financial value creation

Delivery of our new strategy will accelerate value creation through operational and financial discipline, underpinned by improving customer, agency and bank partner propositions, as well as capturing economies of scale through our organisational model and technology platform.

We are able to invest capital to write new business that generates three times the amount invested, at internal rates of return above 25 per cent with less than four-year payback periods. Over the last 10 years, new business contributed $27 billion of growth to our embedded value, and EEV related to our life and asset management business almost tripled.

Our ability to invest at attractive returns will drive our capital allocation priorities which are as follows:

●
We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group prescribed capital requirements to ensure the Group can withstand volatility in markets and operational experience;
●
Otherwise, our priority for allocating capital will be re-investing in new business. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns.
●
Our next priority is investing around $1 billion in core capabilities, primarily in the areas of Customer, Distribution, Health and Technology;
●
Our dividend policy remains linked to net operating free surplus generation which is calculated after investment in new business and capability investment;
●
We will invest in inorganic opportunities where there is good strategic fit; and
●
All investment decisions will be made against the alternative of returning surplus capital to shareholders but given the abundance of organic and inorganic opportunities ahead of us, we are confident that in the near-term we will be reinvesting capital at attractive returns.

To generate capital to allocate to these priorities we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. Over the next five years, based on the economic and other assumptions and methodology that underpinned our EEV reporting at the end of 2022, we expect to transfer over $11 billion from VIF and required capital to operating free surplus generated from our in-force insurance business at the end of 2022. This is before allowing for the incremental effect of new business and any return on the underlying assets backing that surplus. We will drive improved emergence of free surplus by managing claims, expense and persistency in each market. As set out above, this additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of dividends.

To support our ambition for growth, we have the following overarching objectives:

●
Over the next five years to 2027 we will look to grow new business profits27 across all our markets more consistently, with an objective of 15-20 per cent compound annual growth from the level of new business profits achieved in 2022*.
●
Also over the next five years to 2027, we will aim for double-digit compound annual growth in Operating free surplus generated from in-force insurance and asset management business34, from the level achieved in 2022*.

Objectives Summary*

New business profit	Full Year 2022	Objective 2027
Amount	$2.2 billion	$4.4 - $5.4 billion
change % (compound annual rate)		15-20%

Operating free surplus generated from in-force insurance and asset management business34	Full Year 2022	Objective 2027
Amount	$2.8 billion	>$4.4 billion
change % (compound annual rate)		Double digit

*The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Financial performance for the first half of 2023

New business profit27 from the Group increased 39 per cent28, with 16 of our life markets21 delivering double digit growth28, led by Hong Kong. This reflects increased APE sales29 (up 42 per cent28 to $3,027 million) partially off-set by interest rate and other economic movements reflected under the active basis of our EEV methodology. Excluding these effects new business profit was up 52 per cent28.

Our agency channel generated new business profit of $1,002 million up 74 per cent28 (2022: $575 million28), reflecting an increase in APE sales of 96 per cent28 to $1,507 million (2022: $768 million28) as sales recovered following the border reopening between Hong Kong and the Chinese Mainland. Reflecting this, our agency channel contributed 67 per cent of the Group's new business profit (2022: 54 per cent) and 50 per cent of the Group's APE sales (2022: 36 per cent). Excluding the effects of interest rate and other economic movements reflected under the active basis of our EEV methodology, new business profit from agency business was up 89 per cent28.

New business profit from our bancassurance channel declined to $401 million (2022: $449 million28), as a result of lower APE sales of $1,098 million (2022: $1,125 million28), and adverse economic impacts in many markets along with proactive actions taken by our business in the Chinese Mainland, CITIC Prudential Life (CPL). These actions sought to diversify sales in order to achieve both a more balanced product mix and improved margins. Excluding the effects of interest rate and other economic movements, the bancassurance new business margin was broadly consistent with the prior year, with the positive product mix effects in CPL being offset by product mix in Singapore as the market reacted to increased interest rates.

Eastspring's funds under management and advice increased by 3 per cent30 to $227.7 billion at 30 June 2023, from $221.4 billion at 31 December 2022, reflecting inflows from both external clients35 and our life business as well as positive market movements.

From 1 January 2023, the Group has adopted the revised international accounting standard for insurance business, IFRS 17. Group adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit) for the first half of 2023 was $1,462 million, 6 per cent28 higher than the first half of 2022 calculated on the new IFRS 17 basis. This reflects a 14 per cent28 increase from our asset management business and a decline in central expenses of 11 per cent28, reflecting both lower interest costs and corporate expenses. IFRS profit after tax for the first half of 2023 was $947 million (2022: loss of $(1,511) million33 on a constant exchange rate basis, loss of $(1,505) million33 on an actual exchange rate basis) with markets movements more muted than in the prior year.

Additional commentary on the performance in the first half of 2023 is included in the operational performance by market section and the financial review below.

Outlook

We believe a new strategy focused on operational and financial discipline provides an opportunity to accelerate value creation for all our stakeholders and to build a sustainable growth platform, through targeted investment in structural growth markets across Asia and Africa.

We will deliver this through:
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Enhancing customer experiences to drive growth and lifetime value;
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Upgrading the technology of our distribution forces with a focus on improving productivity and activation rates;
●
Seeking to unlock the opportunity in health by disciplined implementation of best practices at scale across all our markets; and
●
Driving more consistent performance across each of our markets.

Consumers in Asia remain resilient despite the challenging environment. While the outlook for Asian markets is mixed, our momentum in the first half has continued into the third quarter. This underscores the strength of our multi-market growth engine backed by our diversified channel mix, which is key to driving sustainable value in the long term. Prudential is focused on delivering this for all our stakeholders: employees, customers, shareholders and the communities in which we operate.

New business performance by market

The following commentary provides an update on the new business performance for each of the Group's segments. Discussion of the financial performance of the Group and its segments, including adjusted operating profit, is contained separately in the Financial review section of this report.

Chinese Mainland - CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	394	507	(22)%	474	(17)%
New business profit ($m)	171	217	(21)%	203	(16)%
New business margin (%)	43	43	-	43	-
Amounts included in the table above represent the Group's 50 per cent share.

Prudential's life business in the Chinese Mainland, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL was our second largest contributor to the Group's APE sales in the first half of 2023 which were delivered through a balanced mix of agency and bancassurance sales. CPL saw APE sales29 decrease by (17) per cent28 to $394 million largely driven by lower volumes sold through the bancassurance channel partly offset by double digit APE sales growth in the agency channel and higher overall health and protection APE sales compared with the same period in 2022.

The new business profit27 for CPL declined (16) per cent28 in the first half of 2023, compared with the same period in 2022. This was driven by lower sales volumes and adverse economics. Excluding the effects of interest rate and other economic movements new business margin improved by seven percentage points, compared with remaining flat after the effects of economics.

Delivering customer-led solutions

During the first half of 2023, CPL continued to develop customised products addressing customers' needs at different life stages. Whole life protection products were specifically developed to meet the needs of customers and sales doubled versus last year. CPL have expanded the retirement and planning concierge village network to cover 22 institutions in seven cities.

Multi-channel distribution

CPL continues to focus on building a professional, high-quality agency force, with a strong understanding of our health, protection and retirement planning products. Following the removal of Covid-19 restrictions, APE sales through the agency channel grew 25 per cent28 compared with the same period in 2022. A significant improvement in agent productivity was achieved with the APE sales per active agent24 increased by more than 50 per cent28. CPL had over 800 agents with production levels that qualify for the Million Dollar Round Table (MDRT) in the first half of 2023.

CPL's bancassurance APE sales were impacted by our proactive actions to diversify in order to achieve both a more balanced product mix and improved margins. While we saw an increasing level of demand from the market for high interest-rate guarantee products, CPL has chosen to rebalance its sales between whole-life products and higher margin annuity and longer-premium payment term products. This rebalancing is expected to contribute to both increased new business margin and better alignment with the retirement regime promoted by the national agenda. CPL further continues to build its bancassurance distribution network, adding six new bancassurance partners over the past 12 months, and the number of bank branches increasing by more than 7 per cent to over 6,600 branches across the Chinese Mainland.

Hong Kong

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	1,027	227	352%	227	352%
New business profit ($m)	670	211	218%	211	218%
New business margin (%)	65	93	(28)ppts	93	(28)ppts

Our business in Hong Kong increased APE sales29 more than four times28 to $1,027 million in the first half of 2023, with growth across all distribution channels, following the re-opening of the border with the Chinese Mainland and subsequent increase in cross-border traffic. We also saw strong growth of 68 per cent28 in our domestic segment supported by new product launches and customer campaigns. We significantly outperformed the market and increased our market share, based on latest available market information31. As a result, we ranked number one in the offshore business and number one in the agency channel31. New customer acquisitions accounted for some 54 per cent of APE sales in the period36. This performance is indicative of the continued demand and value of Hong Kong life products for Chinese Mainland customers, providing them access to international investment opportunities with diversification in terms of currency and asset class, and access to sophisticated healthcare products. Our strong multi-channel distribution capabilities have meant that we are well-positioned to capture the full breadth of customer demand following the re-opening of the border between Hong Kong and the Chinese Mainland.

New business profit27 more than tripled28 to $670 million, largely driven by the increase in APE sales and a favourable shift in channel mix given the strong growth in agency. This was partly offset by a shift in product mix with a higher proportion of savings products from the Mainland Chinese business and the impact of higher interest rates under the active basis we adopt for our EEV methodology. Excluding the effects of interest rate and other economic movements new business margin would have been 10 percentage points higher.

Delivering customer-led solutions

Our business continues to develop its health and protection business. In the first half of 2023, we launched a new comprehensive multiple critical illness product which addresses customers family protection needs at different life stages. Our multi-currency savings product launched in 2022 has attracted strong demand from both the domestic and Chinese Mainland customers in the first half of 2023. Customer segmentation has increased our ability to identify and address specific customer needs, including across the family segment, the golden-age segment - with peace-of-mind retirement solutions - and the young adult segment. Cutting across these segments we also enhanced our wealth solutions for high-net-worth customers by prioritising service, flexibility and liquidity and saw these customers generating around 70 per cent of Hong Kong's new business profit. We recently opened our Macau branch, further strengthening our footprint in the Greater Bay Area, a region with a population of over 85 million11.

Multi-channel distribution

Our agency APE sales increased by more than six times28 in the first half of 2023 from the low levels seen in 2022, contributing more than 72 per cent of APE sales in the first half of 2023. APE sales to both Chinese Mainland and domestic customers grew substantially in the period. Agency APE sales for domestic customers more than doubled in the first half of 2023 while business levels for customers from the Chinese mainland recovered to pre-Covid-19 levels during the second quarter. We recruited nearly 1,200 agents in the first half of 2023 and are on track to recruit 4,000 agents by end of 2023. Our active agents24 increased by 75 per cent with an improvement in agent productivity (measured by APE per active agent) by 2.8 times. We are the leader in the agency channel with a 33 per cent market share based on the latest available market statistics at the end of the first quarter.

We are a leading major insurer in the bancassurance channel, excluding bank owned operations, and achieved a substantial growth in both APE sales and new business profit through the bancassurance channel during the first half of 2023, underpinned by initiatives to deepen customer penetration. Our broker channel also delivered significant growth in APE sales following the reactivation of our broker network and return of Chinese Mainland business.

Indonesia

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	150	110	36%	106	42%
New business profit ($m)	61	52	17%	50	22%
New business margin (%)	41	47	(6)ppt	47	(6)ppts

APE sales29 for our business in Indonesia grew by 42 per cent28 to $150 million in the first half of 2023, supported by double-digit28 growth across both agency and bancassurance channels. Product innovations helped deliver growth, with APE sales for health and protection business increasing by 44 per cent28, and growth in unit-linked APE sales of 37 per cent28. Growth in health and protection APE sales were assisted by repricing actions and medical riders upgrades.

Overall new business profit27 grew by 22 per cent28 to $61 million, supported by strong growth in APE sales, offset in part by the impact of the medical rider upgrades which resulted in lower margins.

Delivering customer-led solutions

Our customer-first approach in designing and delivering solutions contributed to double-digit28 growth in APE sales for our unit-linked product compared with a decline in the market for this product segment. We have revamped our unit-linked product propositions with enhanced benefits along with an upgrade to our sales and operational processes in response to new regulations governing the design, sale, and management of unit-linked products (commonly known as PAYDI in the market). Further, we upgraded our flagship medical reimbursement riders with increased limits and enhanced benefits including the introduction of telehealth benefits and traditional medicine treatments which were well received by our customers.

Multi-channel distribution

As part of our transformation programme initiated in 2022, we accelerated agency channel growth by revamping our sales management model, upgrading our training programme, and redesigning our compensation scheme to incentivise quality sales and productivity growth. These initiatives contributed to a 51 per cent28 increase in agency APE sales alongside a significant improvement in agency productivity.

In the bancassurance channel, we delivered APE sales growth of 15 per cent28 in the first half of 2023. Sales momentum was particularly pronounced in higher income customer tiers. New business profit from the bancassurance channel increased by 14 per cent28, reflecting greater APE sales volume including from Privilege Banking customers. Over the longer term we see significant opportunities for growth in all customer segments given low insurance penetration in the broader market, our existing partnerships and the added potential for new partnerships.

Malaysia

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	185	172	8%	165	12%
New business profit ($m)	73	70	4%	66	11%
New business margin (%)	39	41	(2)ppts	40	(1)ppts

Overall APE sales29 increased by 12 per cent28 to $185 million in the first half of 2023, as sales momentum in our life businesses improved during the period.

New business profit27 increased by 11 per cent28, supported by the growth in APE sales and a favourable product mix, with a slight margin dilution reflecting a greater proportion of sales coming from bancassurance.

Delivering customer-led solutions

We continue to develop new and innovative products to address the evolving needs of our customers. For instance, we strengthened our health and protection offerings within the Takaful segment, by introducing a medical solution (PruBSN Damai) that provides coverages for mental illnesses, preventative care, and treatments based on advance medical technologies. We also enhanced our unit-linked offerings by launching a Syariah compliant socially responsible fund (Takafulink Dana ESG Global).

For our mature affluent customers looking for a strong savings proposition to either maximise potential returns or offer diversification through a diverse range of local and global funds, we launched an investment-linked savings product (PruElite Plus). For our young family segment, we launched a pre-natal care plan (PruMY Child Plus) for parents who are seeking protection for both mother and infant at one of most important life stages for the family. The product's innovative features include early protection for pregnancy from 13 weeks onwards, coverage for pregnancy complications, all structural congenital conditions (first in the market), emergency c-section for early delivery (first in the market) and child development disorders.

We also launched a new marketplace with more than 1,000 healthcare services from our notable healthcare service providers in over 200 locations nationwide, from medical check-up, diagnostic test, vaccination, and even subscription program to improve customer health and promote healthy habits.

Multi-channel distribution

We continued to drive sustainable growth of our agency through quality recruits, new agent activations, intensive training, leadership development and digital enhancement. We have a structured program of support and training for agents and leaders at each stage of their careers. We also focus on training our agents to provide quality advice to our customers. Following these initiatives, our agency channel has delivered double-digit28 new business profit growth in the first half of 2023 compared to the same period last year, despite a marginal decrease in APE sales.

Our bancassurance channel delivered strong growth in the first half of 2023 as we continued to collaborate with our bank partners, including Standard Chartered, UOB and BSN, to strengthen our distribution platforms and offer product solutions to each bank partner's customer segments. Product launches for bancassurance included a hassle-free protection solution for Citibank customers covering 15 types of infectious diseases and new credit shield solution that enabled a successful transition of more than 90,000 credit card customers. We are well positioned to capture the opportunities from the merger of UOB and Citibank's consumer business in Malaysia, which has provided potential access to an incremental 600,000 customers.

Singapore

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	386	390	(1)%	398	(3)%
New business profit ($m)	198	244	(19)%	249	(20)%
New business margin (%)	51	63	(12)ppts	63	(12)ppts

Overall APE sales29 for our business in Singapore declined by (3) per cent28 to $386 million, with higher interest rates providing a challenging operating environment especially in the first part of the period. Sales of single premium participating products through the bancassurance channel were particularly affected by movements in interest rates in the period, compared with an elevated level of sales in the comparative period. APE sales from health and protection products grew by 11 per cent28 in the first half of 2023 compared with the first half of 2022.

New business profit27 declined by (20) per cent28 to $198 million, reflecting the lower mix of higher margin single premium participating products, alongside lower APE sales and adverse economics. We saw an improvement in product mix in the second quarter as compared with the first, with a higher proportion of individual health and protection business. This had a beneficial impact on margins in the second quarter, a trend which continued into July.

Delivering customer-led solutions

In 2023, we continue to drive our segment-led customer strategy in each of the high-net-worth, affluent, mass-market and enterprise segments. We enhanced our product offerings in the first half of 2023 to meet the health and wealth needs of our customers. We rolled out a suite of product offerings and professional advice through our network of financial consultants, financial advisers and our bank partners.

Within the affluent segment, we relaunched our flagship wealth accumulation products taking into account the voice of customers and improving its overall competitiveness. For younger mass market segments, we are offering affordable plans that guarantees stable income should customers be affected by disability. Our enterprise benefit business also delivered good growth with APE sales increasing by 17 per cent28, covering around 3,000 small-to-medium enterprises and over 200,000 employees.

We continue to improve our customer experience, leveraging digital and technology in our day-to-day operations. Over 75 per cent of policies went through instant underwriting engines, which improve productivity and turnaround time. We have eGIRO in place with all banks; this allows customers to set up direct debit to pay their premiums within minutes. The quality of our customer service is reflected by a high customer retention ratio of over 95 per cent and improvement in net promoter score across purchasing, servicing and claims touchpoints.

Multi-channel distribution

APE sales for the agency channel increased by 2 per cent28 in the first half of 2023 compared with the same period last year. Sales momentum has accelerated in the period, with APE sales in the second quarter being 7 per cent28 higher than the first. Individual health and protection APE sales grew 24 per cent28 in the second quarter of 2023 compared with the first quarter, demonstrating our agents' continued focus on medical reimbursement and critical illness products.

Bancassurance APE sales declined by (10) per cent28 in the first half of 2023. Increases in interest rates significantly reduced single premium participating business, which accounted for a large proportion of sales in the first half of 2022. We have re-activated the sales of investment-linked plans, which now make up over 23 per cent of APE sales for the channel. We further widened our regular premium investment-linked proposition and witnessed strong response for our new product offerings, improving the resilience of the business and providing flexibility to our customers over the long term.

Demonstrating the benefit of our multi-channel distribution capabilities and balanced product mix, APE sales from regular premium product grew by 49 per cent28 and contributed over 86 per cent of APE sales in the first half of 2023.

We also entered the fast-growing Financial Adviser (FA) channel in April, with over 100 FAs in place. Prudential Financial Adviser is the first financial advisory firm in the Group, and its official start of operations marks an important milestone for our business. Prudential Financial Adviser will offer a wide range of products and services including general insurance and wealth solutions, in addition to Prudential's core solutions.

Growth markets and other

	Actual exchange rate			Constant exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change
APE sales ($m)	885	807	10%	762	16%
New business profit ($m)	316	304	4%	290	9%
New business margin (%)	36	38	(2)ppt	38	(2)ppt

The Growth markets and other segment includes our businesses in India, Thailand, Vietnam, the Philippines, Taiwan, Cambodia, Laos, Myanmar, and Africa. Our APE sales29 increased by 16 per cent28 to $885 million in the first half of 2023, with strong double-digit growth28 in India, Thailand, the Philippines, Taiwan and Africa offset in part by decline in the APE sales for Vietnam. New business profit27 was up 9 per cent28 to $316 million, largely reflecting the increase in APE sales, offset in part by shift in country mix due to lower sales in Vietnam.

India

Our business in India, ICICI Prudential Life, is an associate in which we hold 22 per cent voting rights. ICICI Prudential Life is listed on the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE). APE sales for India grew by 15 per cent28, with a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. New business profit grew in the first six months of 2023 compared with the same period in the prior year, reflecting APE sales growth and an improvement in new business margin.

ICICI Prudential Life has continued to grow its distribution channels by recruiting over 17,000 new agents in the first half of 2023. Further, ICICI Prudential Life entered into over 100 new partnerships during the period, with the total number of partnerships reaching more than 990 including 39 banks.

ICICI Prudential Life has a comprehensive product suite to address varied customer needs through different life stages. In the first half of 2023, ICICI Prudential Life launched an innovative long-term savings product (ICICI Pru Gold) designed to enable customers meet their diverse income requirements, and a first of its kind debt fund in the life insurance market (ICICI Pru Constant Maturity Fund) in view of the prevailing interest rates trend.

Thailand

In Thailand, our APE sales grew by 20 per cent28 in the first half of 2023, reflecting double-digit28 growth in bancassurance through our partnerships with TTB and UOB, and a substantial increase in the contribution from employee benefit (EB) solutions. We continue to be one of the top three life insurance companies operating in the bancassurance channel37. New business profit increased driven by higher APE sales, while the new business margin declined due to lower interest rates in Thailand and growth in lower-margin EB business.

The integration of Citibank's operations with UOB supported a 14 per cent28 increase in APE sales for the bancassurance channel in the first half of 2023. Our EB solutions also experienced significant growth, adding over 75,000 new lives assured over the period.

We continue to refresh our customer propositions to address the evolving health, wealth and protection needs of the Thai population. Our innovative new health propositions, including family cover, have been well received by customers. An ongoing focus on excellent customer experience through digital transformation of our on boarding, servicing and claims processes has lifted our already market-leading net promoter score higher.

Vietnam

The overall life insurance sector was significantly impacted by a fall in consumer confidence and this resulted in the industry reporting a (31) per cent sales decline in the first half of 2023. However, our business in Vietnam outperformed the market with a (18) per cent28 decline in APE sales in the first half of 2023. The decline in APE sales from the bancassurance channel was partially offset by strong growth in our agency business with an improvement in agent productivity. Agents that are qualifying for the MDRT have more than tripled in the first half of 2023. New business profit declined, reflecting lower APE sales, offset in part by an improvement in new business margin from a more favourable channel mix and economic conditions.

In Vietnam, around 83 per cent of our new business policies are processed by smart underwriting engines, providing our customers a quick and seamless onboarding journey, while three out of four claims were processed with the assistance of automated solutions to reduce waiting time.

We extended our exclusive bancassurance partnership with Vietnam International Bank until 2036, developing new industry-leading quality standards and contributing to the healthy and sustainable development of bancassurance in Vietnam.

The Philippines

In the Philippines, overall APE sales grew by 13 per cent28 in the first half of 2023, driven by growth in our agency channel. We continue to grow our agency channel in the Philippines with a 32 per cent growth in new recruits in the first half of 2023. New business profit increased, largely reflecting growth in APE sales.

Taiwan

In Taiwan, APE sales grew 28 per cent28 in the first half of 2023, reflecting growth across both bancassurance and broker channels. We have outperformed the market which reported a contraction of (1.3) per cent in the first half of 2023. New business profit increased, supported by an increase in APE sales, offset in part by a lower proportion of health and protection sales.

An innovative comprehensive participating product, with protection benefits or long-term care benefits was introduced to meet diversified needs of customers, especially the young working population. In addition to a whole suite of customer-centric products, we also launched a new value-added service covering eye-care and medical transportation service for elderly customers.

Africa

Despite higher inflation leading to macro-economic uncertainties, APE sales for Africa grew by 31 per cent28 in the first half of 2023, reflecting a strong performance across all distribution channels with all eight markets achieving double-digit28 growth in APE sales5. In Africa, Prudential has an established agency force and saw an 18 per cent increase in the number of active agents since the equivalent period in the prior year. In addition, Prudential Africa has access to over 1,000 bank branches, digital, telecommunication and intermediary partnerships. Our ongoing investment in digital innovation and robust systems to digitise processes will allow us to grow at scale and provide seamless experience to better service our customer needs. Our businesses in Kenya, Zambia, and Nigeria all launched digital self-service portals to assist in improving customer service. Improved product mix, alongside the growth in APE sales, led to an increase in new business profit.

Eastspring

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	Half year 2023	Half year 2022	Change	Half year 2022	Change	Full year 2022	Change
Total funds under management or advice ($bn)	227.7	222.3	2%	222.7	2%	221.4	3%
Adjusted operating profit ($m)	146	131	11%	128	14%	260	n/a
Fee margin based on operating income (bps)	31bps	28bps	3bps	27bps	4bps	29bps	2bps
Cost/income ratio (%)	53%	55%	(2)ppts	56%	(3)ppts	55%	(2)ppts
IFRS profit after tax ($m)	132	117	13%	114	16%	234	n/a

Eastspring has a presence in 11 Asian markets as well as distribution offices in North America and Europe. We are a top-10 asset manager in six of these markets managing or advising $227.7 billion in assets. The firm is well placed to address the saving and investment needs of customers across the region through a team of 300 investment professionals with local market expertise.

Eastspring's total funds under management and advice (referred collectively as funds under management below) increased by 3 per cent30 to $227.7 billion at 30 June 2023 (31 December 2022: $221.4 billion on an actual exchange rate basis), reflecting favourable net flows from external clients (excluding M&G plc) and our life insurance business as well as positive market movements. The overall asset mix has remained stable and diversified across both clients and asset classes.

With favourable market conditions at the start of the year, client interest and sales momentum were positive. The overall net inflows from third parties (excluding money market funds and funds managed on behalf of M&G plc) were $1.9 billion during the first half of 2023. Further, there was a net inflow of $1.4 billion from our life insurance business. However, this was more than offset by net outflows of $(7.1) billion following the redemption of the funds managed on behalf of M&G plc. A further fund transfer out of Eastspring by M&G plc of $1.1 billion is anticipated in the second half of the year.

Leveraging our integrated investment platform and rigorous investment framework, Eastspring's longer-term investment performance has improved significantly, with 59 per cent of funds under management outperforming their benchmarks32 on a three-year basis (June 2022: 41 percent, December 2022: 39 per cent). This reflects the strong relative and absolute returns generated by the suite of strategies managed by in-country teams and equity strategies managed by our regional team in Singapore. On a one-year basis 35 per cent of funds under management outperformed their benchmarks32 (June 2022: 58 percent, December 2022: 59 per cent), with this measure impacted by the relative performance of some of our larger multi-asset portfolio solutions. The absolute returns achieved by our multi-asset portfolio solutions remained positive, and we have observed improved performance, in both relative and absolute terms, on a year-to-date basis as new measures to enhance performance in a sustainable manner take effect.

Notes

1.
Source: Swiss Re forecast (July 2023).
2.
Source: Kantar survey.
3.
As reported at full year 2022 unless specified. Sources include formal (e.g. competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums, except for Hong Kong based on in-force premiums. Ranking for FY2020 for Cameroon.
4.
A life customer is defined as an individual or entity who holds one or more policies with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition.
5.
Source: United Nations, Department of Economic and Social Affairs, Population Division , World Population Prospects 2022.
6.
Source: Brookings Institution: The unprecedented expansion of the global middle class (2017).
7.
Source: Swiss Re No 3/2023: World insurance: stirred, and not shaken - Insurance as percentage of GDP.
8.
World Health Organisation. Out of pocket as % of Total Health Expenditure. Asia calculated as the average of the out-of-pocket percentages.
9.
Ranking among foreign insurers. Source: CBIRC and company disclosures as at FY22.
10.
Across Hong Kong, Macau and the Chinese Mainland
11.
Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office
12.
Source: Taiwan Life Insurance Association FY22
13.
Source: Economist Intelligence Unit 2023
14.
Source: Life Insurance Association of Singapore (LIA). Q1 2023
15.
Source: Life Insurance Association of Malaysia for conventional business and Insurance Services Malaysia (ISM) for Takaful business. Q1 2023
16.
Source: AAJI Q1 2023
17.
Source: Philippines Insurance Commission. Q1 23
18.
Source: Vietnam Actuarial Network data sharing. Q1 23
19.
Source: Insurance Association of Cambodia (IAC). Q1 23
20.
Gross written premiums for 2021 (sourced from Axco Insurance Report)
21.
Of our 14 Asia life markets and 8 Africa life markets
22.
Source: Swiss Re: The Health protection gap in Asia (2018)
23.
FY22 Excluding India, Africa, Myanmar and Laos
24.
Active agents as of 30 June 2023 and represents agents who have at least sold one new policy.
25.
Source: Credit Suisse - Global Wealth Report 2022
26.
Our investment portfolio includes both listed equities and corporate bonds, where the assets are managed on our main portfolio management system and emissions data is available from our external data provider. Other asset classes were excluded from the calculation in absence of data or industry standard. This also excludes assets held by joint venture and associate businesses, and assets in unit-linked funds as we do not have full authority to change the investment strategies of these. The full scope and basis can be found at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/assurance-statement-2022.pdf
27.
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
28.
On a constant exchange rate basis
29.
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products. See note II of the Additional unaudited financial information for further explanation.
30.
On an actual exchange rate basis
31.
Source: HKIA Q1 2023 market statistics
32.
The value of assets under management at 30 June 2023 in funds which outperform their performance benchmark as a percentage of total assets under management at 30 June 2023, excluding assets in funds with no performance benchmark.
33.
Comparatives for 2022 have been restated to reflect the retrospective application of IFRS 17. See note A2.1 to the financial statements for further information and reconciliation.
34.
Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
35.
Excluding funds managed on behalf of M&G plc
36.
Individual business only
37.
Source: Thailand Life Assurance Association Q2 2023
38.
As at FY2022

Financial review

During the first half of 2023, we delivered growth across many of our key value measures, with broad-based growth in new business profit2 driving higher EEV operating profit and EEV. Within IFRS, adjusted shareholders' equity3 also increased reflecting the profit for the period and a higher contractual service margin (CSM). The first half of 2023 saw a reduction in the macroeconomic volatility with small reductions in government bond yields in many of our Asian markets and with the US 10-year yield falling by 8 basis points to 3.81 per cent. A mixed performance was seen in respect of equity index levels, with the S&P 500 index increasing by 16 per cent and the MSCI Asia excluding Japan equity index by 2 per cent, while the Hang Seng index fell by 4 per cent. Overall 2023 market movements had a relatively muted impact on EEV and adjusted shareholders' equity3, when compared with 2022.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

The removal of all Covid-related restrictions, in particular the reopening of the border between Hong Kong and the Chinese Mainland and the rebound of APE sales1, led to new business profit increasing 39 per cent4 to $1,489 million. This was underpinned by a 42 per cent4 growth in APE sales in the first half of 2023, which in absolute terms, exceeded the pre-pandemic levels of 2019. Excluding the effects of interest rates and other economic changes, given our active EEV reporting basis, new business profit increased by 52 per cent4.

Group EEV operating profit increased by 22 per cent4 to $2,155 million, largely due to higher new business profits from insurance business, an increase in the profit from Eastspring, our asset management business, and a reduction in central costs. The operating return on embedded value5 was 10 per cent compared with 8 per cent in the first half of 2022. After allowing for the payment of the external dividend and economic effects, such as changes in interest rates, and currency movements, the Group's embedded value at 30 June 2023 was $43.7 billion (31 December 2022: 42.2 billion6), equivalent to 1,588 cents per share (31 December 2022: 1,534 cents per share6). The operating free surplus generated from in-force insurance and asset management business7 during the period was $1,438 million, down (2) per cent4. Higher investment in new business of $(414) million (2022: $(268) million4) from higher APE sales and business mix effects, led to total operating free surplus generated from life and asset management business7 reducing to $1,024 million (2022: $1,200 million4).

The Group implemented IFRS 17, the new accounting standard for insurance contracts in the first half of 2023 with comparatives restated accordingly. In line with the preliminary guidance provided with the group's 2022 results, the Group shareholders' equity at 1 January 2022, the date of transition, increased by $1.8 billion to $18.9 billion and 2022 full year adjusted operating profit8 fell by $653 million to $2,722 million. The full year 2022 saw a loss after tax of $(997) million on an IFRS 17 basis. While IFRS 17 is an important accounting change, resulting in changes to the timing of profit recognition compared with the previous IFRS 4 approach, it does not change the total level of profit generated. As a result, it does not change the economics of our business. Our embedded value framework, which is linked to the Group's regulatory position and consequently future capital generation, is in our view more representative of shareholder value. The Group also implemented IFRS 9 Financial Instruments from 1 January 2023, with no material impact on the Group's financial statements. Further details on the transition to IFRS 17 and IFRS 9 are included in the IFRS financial results.

Group IFRS adjusted operating profit8 was $1,462 million, up 6 per cent4 in the first half of 2023, largely as a result of lower central costs and higher profits from Eastspring, our asset management business. The Group's total IFRS profit after tax for the period was $947 million, an improvement on the 2022 loss after tax of $(1,511) million on a constant exchange rate basis ($(1,505) million on an actual exchange rate basis) which largely reflected significant negative short-term fluctuations from higher interest rates in the first half of 2022. This compared with a relatively smaller decrease in interest rates in 2023. Adjusted shareholders' equity increased to $36.4 billion (31 December 2022: $35.2 billion6) driven by an increase in IFRS shareholders' equity (up 3 per cent6) and an increase in the Contractual Service Margin (CSM) (up 4 per cent6). The CSM benefited from both positive economic and other effects as well as the contribution from new business and unwind. Using a longer-term normalised return for Variable Fee Approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period.

Our Group's regulatory capital position, free surplus and central liquidity positions remain robust. The Group's leverage remains near the bottom of our target range at 20 per cent, estimated on a Moody's basis9. As a result, supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead.

The Group capital adequacy requirements are aligned with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR). At 30 June 2023, the estimated shareholder surplus above the GPCR was $15.5 billion10 (31 December 2022: $15.6 billion6) and cover ratio 295 per cent11 (31 December 2022: 307 per cent before allowing for the debt redemption in January 2023).

Our capital priorities have been set out alongside our new strategy. These confirm the focus on managing the in-force portfolio to support investment in quality new business as well as investing in core capabilities. We expect to invest around $1 billion in enhancing our core capabilities across our three strategic pillars of Customer, Distribution and Health. This investment will be mostly weighted between 2023 and 2025. We have maintained our dividend policy, as described later in this report, and in line with that policy the directors have approved a dividend of 6.26 cents per share (2022: 5.74 cents per share6). Recognising the strong conviction we have in the Group's revised strategy, when determining the annual dividend we intend to look through the investments in new business and investments in capabilities and expect the annual dividend to grow in the range 7 - 9 per cent per annum over 2023 and 2024.

We believe that the Group's performance in the first half of the year positions us well, as we implement the new strategy, to meet our financial objectives to grow new business profit and consequently in-force insurance and asset management operating free surplus generated, as detailed in the strategic and operating review.

IFRS profit	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year 2023 $m	Half year 2022 $m	Change %	Half year 2022 $m	Change %	Full Year 2022 $m
Adjusted operating profit based on longer-term investment returns before tax

CPL	164	132	24	124	32	271
Hong Kong	554	598	(7)	597	(7)	1,162
Indonesia	109	118	(8)	113	(4)	205
Malaysia	165	193	(15)	184	(10)	340
Singapore	270	313	(14)	320	(16)	570
Growth markets and other	374	337	11	323	16	728
Insurance business	1,636	1,691	(3)	1,661	(2)	3,276
Asset management	146	131	11	128	14	260
Total segment profit	1,782	1,822	(2)	1,789	-	3,536
Other income and expenditure:
Net investment income and other items	(28)	(4)	n/a	(4)	n/a	(44)
Interest payable on core structural borrowings	(85)	(103)	17	(103)	17	(200)
Corporate expenditure	(115)	(150)	23	(150)	23	(276)
Total other income and expenditure	(228)	(257)	11	(257)	11	(520)
Restructuring and IFRS 17 implementation costs	(92)	(154)	40	(152)	39	(294)
Adjusted operating profit	1,462	1,411	4	1,380	6	2,722
Short-term fluctuations in investment returns	(287)	(2,820)	90	(2,806)	90	(3,420)
Gains attaching to corporate transactions	-	62	n/a	62	n/a	55
Profit (loss) before tax attributable to shareholders	1,175	(1,347)	n/a	(1,364)	n/a	(643)
Tax charge attributable to shareholders' returns	(228)	(158)	(44)	(147)	(55)	(354)
Profit (loss) for the period	947	(1,505)	n/a	(1,511)	n/a	(997)

IFRS earnings per share	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year 2023 cents	Half year 2022 cents	Change %	Half year 2022 cents	Change %	Full year 2022 cents
Based on adjusted operating profit, net of tax and non-controlling interest	45.2	40.6	11	39.9	13	79.4
Based on profit (loss) for the period, net of non-controlling interest	34.5	(55.1)	n/a	(55.4)	n/a	(36.8)

Adjusted operating profit8 reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group's belief that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $1,462 million, up by 6 per cent4 largely reflecting a 14 per cent increase in profit generated by Eastspring, our asset management business and lower central costs. Adjusted operating profit for insurance business was marginally lower (down (2) per cent4) with economic movements in 2022 reducing the level of longer-term net investment result (which is based on opening asset values) and experience variances being higher than in the prior year as discussed further below.

Our business in the Chinese Mainland, CPL, delivered 32 per cent4 growth in adjusted operating profit to $164 million, primarily driven by an increase in longer-term net investment result, as it has a higher investment base following increased sales of savings products in recent periods. There was also a benefit from improved claims experience in the period. During the first half of the year CPL has taken actions to diversify its sales in order to achieve a more balanced product mix, with a higher proportion of annuity and longer premium payment term products.

In Hong Kong, adjusted operating profit was $554 million, down (7) per cent4. A higher release of CSM, aided by increased new business sales, was more than offset by both a reduction in favourable claims experience in HY23, as all Covid restrictions were removed, and a reduced net investment return, reflecting a lower opening asset balance following adverse market movements in 2022.

In Indonesia, adjusted operating profit was (4) per cent4 lower at $109 million, reflecting unfavourable morbidity experience on medical reimbursement products following the removal of Covid-19 restrictions and a reduction in the release of CSM reflecting the maturity of the business given lower sales levels in prior periods.

In Malaysia adjusted operating profit declined by (10) per cent4 to $165 million, primarily driven by a normalisation of claims experience as the number of medical reimbursement cases returned to pre-pandemic levels.

In Singapore, adjusted operating profit decreased by (16) per cent4 to $270 million, reflecting the impact of adverse market movements in 2022 which suppressed both the opening CSM and investments balances, resulting in a lower CSM release and a reduced net investment return. The business saw increased expenses as it continued to invest in distribution capabilities and technology.

The businesses comprising our Growth markets and other segment generated adjusted operating profit of $374 million, up 16 per cent4. This reflects an increase in the CSM release aided by new business growth and recent product mix changes and the effect of a one off sales tax provision established in HY22.These effects are partially offset by higher adverse experience variances as we continue to invest in distribution and other capabilities.

Insurance business analysis of operating profit drivers

The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year 2023 $m	Half year 2022 $m	Change %	Half year 2022 $m	Change %	Full year 2022 $m
Adjusted Release of CSM15	1,178	1,212	(3)	1,189	(1)	2,265
Release of risk adjustment	107	98	9	96	11	179
Experience variances	(92)	(19)	n/a	(13)	n/a	(66)
Other insurance service result	(85)	(134)	37	(128)	34	(204)
Adjusted insurance service result	1,108	1,157	(4)	1,144	(3)	2,174
Net investment result on long-term basis	612	653	(6)	632	(3)	1,290
Other insurance income and expenditure	(45)	(83)	46	(80)	44	(98)
Share of related tax charges from joint ventures and associates	(39)	(36)	(8)	(35)	(11)	(90)
Insurance business (adjusted operating profit)	1,636	1,691	(3)	1,661	(2)	3,276

The release of CSM is the principle source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release15 in HY23 of $1,178 million (2022: $1,189 million4) equates to an annualised release rate of circa 11 per cent, broadly similar to the circa 10 per cent release rate seen in 2022 and consistent with the 2023 release expected as at the end of FY22. As we grow new business profit, in line with our recently announced objective, we would expect this to compound the growth of the CSM and hence lead to adjusted operating profit growth over time.

The release of the risk adjustment of $107 million (2022: $96 million4) represents the expiry of non-market risk in the period. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(92) million (2022: (13) million4) comprise largely of claims and expense variances (those impacting past or current service rather than future service which is reflected in CSM). Claims variances reflect unfavourable morbidity experience on some medical reimbursement products following the removal of Covid-19 restrictions. Expenses variances reflect higher spend to support our continued investment in enhancing our multi-channel distribution capabilities and in embedding technology to enhance the customer experience.

The other insurance service result of $(85) million (2022: $(128) million4) reflects losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real world returns, which are earned over time.

The net investment result of $612 million (2022: $632 million4) largely reflects the long-term return on assets backing equity and capital and long-term spreads on business not accounted for under the variable fee approach. The long-term rates are applied to the opening value of assets and so falls in asset values over 2022 saw this income reduce in the first half of 2023. This effect was moderated by growth in the General Measurement Model asset base from new business in recent periods and renewal premiums.

Other income and expenditure of $(45) million (2022: $(80) million4) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17. In the first half of 2022 these expenses included a charge for the establishment of a sales tax provision that has not been repeated in the current period.

Movement in Contractual Service Margin

The CSM balance represents a discounted stock of unearned profit which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will therefore be an important factor in building the CSM and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future. The recently announced objectives for EEV new business profit growth will act to support such CSM growth.

The table below sets out the movement of CSM over the period.

Contractual Service Margin - Net of Reinsurance
Half year 2023 $m
Net opening balance at 1 Jan	19,989
New contracts in the period	1,196
Unwind*	760
Balance before variances, effect of foreign exchange and CSM release	21,945
Economic and other variances	289
CSM balance before release	22,234
Release of CSM to income statement	(1,177)
Effect of movements in exchange rates	(237)
Net balance at the end of period	20,820

*The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $630 million from economic and other variances to unwind.

Profitable new business in the first half of 2023 grew the CSM by $1,196 million which combined with the unwind of the CSM balance shown in the table above of $760 million, increased the CSM by $1,956 million. This increase exceeded the release of the CSM to the income statement in the period of $(1,177) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted new business profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short term market effects of business accounted for under the variable fee approach. In the first half of 2023 'economic and other variances' includes $52 million for new riders added to existing base savings contracts. The incremental value from such sales in not included within the new business contribution to CSM because our IFRS17 approach considers insurance contracts as a whole. In contrast, EEV will include this amount as new business. The remainder of the positive variance includes the effects of the small reductions in bond yields in many of our markets. Movements in exchange rates had a negative impact of $(237) million impact on the closing CSM. Overall the CSM grew by an annualised growth rate of 8 per cent.

Asset management

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year 2023 $m*	Half year 2022 $m*	Change %	Half year 2022 $m*	Change %	Full year 2022 $m*	Change %

External funds under management* ($bn)	88.7	81.5	9	79.2	12	81.9	8
Funds managed on behalf of M&G plc ($bn)	2.4	9.3	(74)	9.6	(75)	9.3	(74)
External funds under management ($bn)	91.1	90.8	-	88.8	3	91.2	-

Internal funds under management ($bn)	107.8	105.4	2	107.0	1	104.1	4
Internal funds under advice ($bn)	28.8	26.1	10	26.9	7	26.1	10
Total internal funds under management or advice ($bn)	136.6	131.5	4	133.9	2	130.2	5

Total funds under management and advice ($bn)	227.7	222.3	2	222.7	2	221.4	3

Total external net flows**,	1,857	(1,786)	n/a	(1,681)	n/a	(1,586)	n/a

Analysis of adjusted operating profit
Retail operating income	210	196	7	187	12	392	n/a
Institutional operating income	141	136	4	137	3	268	n/a
Operating income before performance-related fees	351	332	6	324	8	660	n/a
Performance-related fees	2	4	(50)	4	(50)	1	n/a
Operating income (net of commission)	353	336	5	328	8	661	-
Operating expense	(185)	(184)	(1)	(181)	(2)	(360)	n/a
Group's share of tax on joint ventures' adjusted operating profit	(22)	(21)	(5)	(19)	(16)	(41)	n/a
Adjusted operating profit	146	131	11	128	14	260	n/a
Adjusted operating profit after tax	132	117	13	114	16	234	n/a

Average funds under management or advice by Eastspring	$228.8bn	$241.8bn	(5)	$239.7bn	(5)	$229.4bn	n/a
Fee margin based on operating income	31bps	28bps	3bps	27bps	4bps	29bps	2bps
Cost/income ratio17	53%	55%	2ppts	56%	3ppts	55%	2 ppts
*    Unless otherwise stated
**   Excluding funds managed on behalf of M&G plc and money market funds in case of net flows.

Eastspring, the Group's asset management business, had total funds under management and advice12 (FUM) of $227.7 billion at 30 June 2023 up $6.3 billion from 31 December 2022 (on an actual exchange rate basis) reflecting positive market movements and inflows from third parties (excluding M&G plc) and the Group's life businesses.

Third-party net inflows (excluding money market funds and funds managed on behalf of M&G plc) in the first half of 2023 were $1.9 billion (2022: net outflows of $(1.8) billion6), reflecting strong net flows into retail funds. This was more than offset by the net outflows of $(7.1) billion in the first half of 2023 (2022: $(0.7) billion6) from the expected redemption of funds managed on behalf of M&G plc.

Despite the increase in closing FUM discussed above, average FUM decreased by (5) per cent4 compared with the same period in 2022 to $228.8 billion as a result of market movements in the prior year. Eastspring's adjusted operating profit increased by 14 per cent4 to $146 million in the first half of 2023, reflecting a net investment gain (as compared with a net investment loss in the prior year) on shareholders' investments including seed capital. Excluding the gains and losses on shareholders' investments from both periods, operating profit was (5) per cent4 lower, consistent with the decline in average FUM and the cost/income ratio was marginally higher. Favourable mix effects from higher retail sales and the investment gains noted above contributed to a higher fee margin of 31 bps (2022: 27bps).

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 11 per cent4 lower in the first half of 2023 as compared to prior period, reflecting the benefit of the targeted reduction of head office costs and the redemption of a senior debt instrument in January 2023. Interest payable on core structural borrowings reduced by $18 million in the first half of 2023 compared with the prior period. Total head office expenditure was $(115) million (2022: ($150) million4).

Restructuring costs of $(92) million (2022: $152 million4) reflect the Group's substantial and ongoing IFRS 17 project, and one-off costs associated with regulatory and other initiatives in our business. IFRS 17 costs are expected to decrease from 2024 leading to restructuring costs reverting over time to the lower levels typically incurred historically.

IFRS basis non-operating items

Non-operating items from continuing operations in the period consist of negative short-term fluctuations in investment returns of $(287) million (2022: $(2,806) million4). These short-term fluctuations principally arise from the impact of falling interest rates on both the actual investment return, with the divergence from the longer term return included in short-term fluctuations, and the General Measurement Model (GMM) discount rates, which, amongst other effects, increases the best estimate policyholder liabilities.

IFRS effective tax rates

In the first half of 2023, the effective tax rate on adjusted operating profit was 15 per cent (2022: 21 per cent). The decrease from the 2022 effective tax rate primarily reflects the recognition of a deferred tax asset in relation to historical tax losses, due to an increase in forecast taxable profit in the UK tax group. Excluding the impact of this credit, the effective tax rate in the first half of 2023 would be 18 per cent.

The effective tax rate on total IFRS profit in the first half of 2023 was 19 per cent (2022: negative 12 per cent), reflecting a reduction in the level of investment losses on which no tax credit is recognised.

Work is ongoing to assess the potential impact from the Organisation for Economic Co-operation and Development (OECD) proposals to implement a global minimum tax rate of 15 per cent. Some jurisdictions where Prudential has taxable presence, including the UK, either have implemented the proposals or intend to implement the proposals effective for 2024 onwards. Other jurisdictions where Prudential has taxable presence, including Hong Kong, intend to implement the proposals for 2025 onwards.

Shareholders' equity

Group IFRS shareholders' equity
	Half year 2023 $m	Half year 2022 $m	Full year 2022 $m
Profit/(loss) for the period	947	(1,505)	(997)
Less non-controlling interest	(3)	(3)	10
Profit after tax for the period attributable to shareholders	944	(1,508)	(1,007)
Exchange movements, net of related tax	(185)	(529)	(603)
Other external dividends	(361)	(320)	(474)
Other movements	30	(252)	(121)
Net increase (decrease) in shareholders' equity	428	(2,609)	(2,205)
Shareholders' equity at beginning of the period
As previously reported	16,731	17,088	17,088
Effect of initial application of IFRS 17 & IFRS 9, net of tax	-	1,848	1,848
Shareholders' equity at end of the period	17,159	16,327	16,731
Shareholders' value per share16	623¢	594¢	608¢

Adjusted shareholders' equity16	36,445		35,211

Group IFRS shareholders' equity increased from $16.7 billion at the start of 2023 (after allowing for the effects of IFRS 17 and IFRS 9) to $17.2 billion at 30 June 2023. This largely reflects profit generated during the period, offset by dividend payments of $(0.4) billion, and exchange movements of $(0.2) billion.

In the first half of 2023, the Group completed the disposal of its remaining interest in Jackson, the Group's former US business, for cash of $273 million. This gave rise to a gain of $8 million compared to the carrying value of this interest at 31 December 2022 that is included in other movements. Following the adoption of IFRS 9, the income statement is unaffected by this transaction.

The IFRS adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of tax. Group's IFRS adjusted equity increased to $36.4 billion at 30 June 2023 (31 December 2022: $35.2 billion6) reflecting increases in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

EEV basis results

EEV basis results
	Actual exchange rate			Constant exchange rate
	Half year 2023 $m	Half year 2022 $m	Change %	Half year 2022 $m	Change %
New business profit	1,489	1,098	36	1,069	39
Profit from in-force business	844	1,001	(16)	985	(14)
Operating profit from insurance business	2,333	2,099	11	2,054	14
Asset management	132	117	13	114	16
Other income and expenditure	(310)	(410)	24	(407)	24
Operating profit for the period	2,155	1,806	19	1,761	22
Non-operating profit (loss)	182	(5,314)	n/a	(5,307)	n/a
Profit (Loss) for the period	2,337	(3,508)	n/a	(3,546)	n/a
Dividends paid	(361)	(320)
Foreign exchange movements	(475)	(1,198)
Other movements	19	(258)
Net increase (decrease) in EEV shareholders' equity	1,520	(5,284)
EEV shareholders' equity at 1 Jan	42,184	47,355
Effect of HK RBC	-	229
EEV shareholders' equity at end of period	43,704	42,300
% New business profit/average EEV shareholders' equity for insurance business operations*	8%	5%
% Operating profit/average EEV shareholders' equity	10%	8%
* Excluding goodwill attributable to equity holders

	Actual exchange rate
EEV shareholders' equity	30 Jun 2023 $m	31 Dec 2022 $m
Represented by:
CPL	3,131	3,259
Hong Kong	17,496	16,576
Indonesia	1,763	1,833
Malaysia	3,557	3,695
Singapore	7,060	6,806
Growth markets and other	7,172	6,688
Embedded value from insurance business excluding goodwill	40,179	38,857
Asset management and other excluding goodwill	2,772	2,565
Goodwill attributable to equity holders	753	762
Group EEV shareholders' equity	43,704	42,184
EEV shareholders' equity per share	1,588¢	1,534¢

EEV new business profit and APE sales

	Actual exchange rate						Constant exchange rate
	Half year 2023 $m		Half year 2022 $m		Change %		Half year 2022 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	394	171	507	217	(22)	(21)	474	203	(17)	(16)
Hong Kong	1,027	670	227	211	352	218	227	211	352	218
Indonesia	150	61	110	52	36	17	106	50	42	22
Malaysia	185	73	172	70	8	4	165	66	12	11
Singapore	386	198	390	244	(1)	(19)	398	249	(3)	(20)
Growth markets and other	885	316	807	304	10	4	762	290	16	9
Total	3,027	1,489	2,213	1,098	37	36	2,132	1,069	42	39
Total new business margin		49%		50%				50%

EEV operating profit increased by 22 per cent4 to $2,155 million, reflecting a 14 per cent4 increase in the operating profit for the insurance business, largely reflecting higher new business profit, a 16 per cent4 increase in the operating profit for the asset management business and an improvement in central costs. The operating return on embedded value5 was 10 per cent (2022: 8 per cent6).

The operating profit from the insurance business increased 14 per cent4 to $2,333 million, largely reflecting a 39 per cent4 increase in new business profit to $1,489 million following a strong growth in APE sales, partly offset by a (14) per cent4 lower profit from in-force business of $844 million. The profit from in-force business is driven by the expected return and effects of operating assumption changes and experience variances. The expected return was marginally lower at $1,117 million (2022: $1,161 million4), reflecting a lower opening balance to which the expected return is applied, as a result of economic movements in 2022. Operating assumption changes and experience variances were negative $(273) million on a net basis compared with $(176) million4 in 2022. This reflects the elevated expenses supporting the continued investment in enhancing our multi-channel distribution capabilities and in embedding technology to enhance the customer experience together with unfavourable morbidity experience on some medical reimbursement products following the removal of Covid-19 restrictions.

Detailed discussion of new business performance by segment is presented in the Strategic and Operating review.

The non-operating profit of $182 million (2022: loss of $(5,307) million4) is largely driven by lower interest rates and increasing equity markets over the period leading to increased asset values with a consequential favourable impact on future profits.

Overall, EEV shareholders' equity increased to $43.7 billion at 30 June 2023 (31 December 2022: $42.2 billion6). Of this, $40.2 billion (31 December 2022: $38.9 billion6) relates to the insurance business operations, excluding goodwill attributable to equity holders. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 30 June 2023 was circa $10.0 billion, which compares with a publicly reported embedded value of circa $4.3 billion at 31 March 2023.

EEV shareholders' equity on a per share basis at 30 June 2023 was 1,588 cents (31 December 2022: 1,534 cents6).

Group free surplus generation

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis. Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results.

Analysis of movement in Group free surplus
		Actual exchange rate		Constant exchange rate
	Half year 2023 $m	Half year 2022 $m	Change %	Half year 2022 $m	Change %
Expected transfer from in-force business and return on existing free surplus	1,529	1,446	6	1,410	8
Changes in operating assumptions and experience variances	(223)	(60)	(272)	(56)	(298)
Operating free surplus generated from in force business	1,306	1,386	(6)	1,354	(4)
Asset management	132	117	13	114	16
Operating free surplus generated from in-force insurance and asset management business	1,438	1,503	(4)	1,468	(2)
Investment in new business	(414)	(279)	(48)	(268)	(54)
Operating free surplus generated from insurance and asset management business before restructuring costs	1,024	1,224	(16)	1,200	(15)
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(85)	(103)	17	(103)	17
Corporate expenditure	(115)	(150)	23	(150)	23
Other items and eliminations	(21)	(10)	(110)	(10)	(110)
Restructuring and IFRS 17 implementation costs (net of tax)	(88)	(146)	40	(144)	39
Net Group operating free surplus generated	715	815	(12)	793	(10)
Non-operating and other movements, including foreign exchange	(125)	(1,805)
External cash dividends	(361)	(320)
Increase (decrease) in Group free surplus before net subordinated debt redemption	229	(1,310)
Net subordinated debt redemption	(397)	(1,699)
Increase (decrease) in Group free surplus before amounts attributable to non-controlling interests	(168)	(3,009)
Change in amounts attributable to non-controlling interests	(5)	(5)
Free surplus at 1 Jan	12,229	14,049
Effect of HK RBC	-	1,360
Free surplus at end of period	12,056	12,395
Free surplus at end of period excluding distribution rights and other intangibles	8,409	8,589

Our Group generated an operating free surplus from insurance and asset management operations before restructuring costs13 of $1,024 million, down (15) per cent4. Operating free surplus generated from in-force insurance and asset management business7 was down (2) per cent4 to $1,438 million as a result of elevated operating variances, reflecting on-going investment in the Group's multi-channel distribution capabilities and unfavourable morbidity experience on some medical reimbursement products following the removal of Covid-19 restrictions. The cost of investment in new business increased by 54 per cent4 to $(414) million reflecting the increase in APE sales of 42 per cent4 and changes in business mix. After allowing for lower central costs and restructuring and IFRS 17 costs, total Group free surplus generation was down (10) per cent4 to $715 million.

After allowing for short-term market and currency losses, the redemption of debt (which is treated as capital for free surplus purposes), and the external dividend payment, free surplus at 30 June 2023 was $12.1 billion in line with the opening balance. Excluding distribution rights and other intangibles, free surplus was $8.4 billion (31 December 2022: $8.4 billion6; 30 June 2022: $8.6 billion6).

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding in CPL), Hong Kong (together with its branch in Macau) and Taiwan.

The table below demonstrates the significant proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*			New business profit
	Half year		Full year	Half year		Full year
	2023 $m	2022 $m	2022 $m	2023 $m	2022 $m	2022 $m
Total Greater China**	6,478	6,983	13,103	922	503	912
Total Group**	13,051	14,609	27,783	1,489	1,098	2,184

Percentage of total	50%	48%	47%	62%	46%	42%
*     The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) of the Additional financial information.
**    Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associates.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year's full-year ordinary dividend. Accordingly, the Board has approved a 2023 first interim cash dividend of 6.26 cents per share (2022: 5.74 cents per share8).

Recognising the strong conviction we have in the Group's revised strategy, when determining the annual dividend we intend to look through the investments in new business and investments in capabilities and expect the annual dividend to grow in the range 7 - 9 per cent per annum over 2023 and 2024.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ("HKIA") to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	30 Jun 2023			31 Dec 202224
	Shareholder	Policyholder*	Total**	Shareholder	Policyholder*	Total**
Group capital resources ($bn)	23.4	14.0	37.4	23.2	12.6	35.8
of which: Tier 1 capital resources14 ($bn)	16.4	1.7	18.1	15.9	1.5	17.4

Group Minimum Capital Requirement ($bn)	4.6	1.0	5.6	4.4	0.9	5.3
Group Prescribed Capital Requirement ($bn)	7.9	11.3	19.2	7.6	10.1	17.7

GWS capital surplus over GPCR ($bn)	15.5	2.7	18.2	15.6	2.5	18.1
GWS coverage ratio over GPCR (%)	295%		194%	307%		202%

GWS Tier 1 surplus over GMCR ($bn)			12.5			12.1
GWS Tier 1 coverage ratio over GMCR (%)			323%			328%
*    This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
**   The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

As at 30 June 2023, the estimated shareholder GWS capital surplus over the GPCR is $15.5 billion10 (31 December 2022: $15.6 billion8), representing a coverage ratio of 295 per cent11 (31 December 2022: 307 per cent6) and the estimated total GWS capital surplus over the GPCR is $18.2 billion (31 December 2022: $18.1 billion6) representing a coverage ratio of 194 per cent (31 December 2022: 202 per cent6).

Operating capital generation in the first half of 2023 was $0.7 billion after allowing for central costs and the investment in new business. This was offset by the payment of external dividends of $(0.4) billion to reflect payment of the 2022 second interim dividend and other capital movements of $(0.4) billion, largely reflecting the redemption of a senior debt instrument in January 2023.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

Financing and liquidity

The Group manages its leverage on a Moody's total leverage9 basis, which takes into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. The Group's leverage target is to be between 20 and 25 per cent on a Moody's total leverage9 basis over the medium term. Moody's have not stated how they will calculate leverage under IFRS 17 but have indicated that they might consider up to 50 per cent of any company's CSM as equity. This has yet to be incorporated into Moody's formal methodology and hence has not been incorporated into the Group's target above. At 30 June 2023 , we estimate that our Moody's total leverage was 20 per cent (31 December 2022: 21 per cent6, before allowing for the £300 million senior bonds redeemed in January 2023). This would reduce to circa 14 per cent (31 December 2022: 15 per cent6, before allowing for the £300 million senior bonds redeemed in January 2023) if a 50 per cent equity credit for the CSM was provided.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2023 $m			30 Jun 2022 $m			31 Dec 2022 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	3,949	(389)	3,560	4,266	(193)	4,073	4,261	(427)	3,834
Less holding company cash and short-term investments	(3,314)	-	(3,314)	(2,143)	-	(2,143)	(3,057)	-	(3,057)
Net core structural borrowings of shareholder-finance businesses	635	(389)	246	2,123	(193)	1,930	1,204	(427)	777
Moody's total leverage9	20%						21%

The total borrowings of the shareholder-financed businesses from continuing operations were $3.9 billion17 at 30 June 2023. After the balance sheet date, the Group redeemed a €20 million medium-term note as it fell due on 10 July 2023

On 20 January 2023 the Group redeemed £300 million ($371 million) senior bonds as they reached their maturity. In addition, the Group has a $750 million perpetual note that reached its first call date in January 2023 at which time the Group's management elected not to call it. We retain the right to call this security at par on a quarterly basis hereafter. The Group's remaining securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of borrowings is presented in note C5.1 to the IFRS financial results.

On 2 March 2023 the Group's parent company, Prudential plc, transferred all of its borrowings to a wholly-owned indirect subsidiary, Prudential Funding (Asia) plc. Prudential plc has provided a guarantee to holders of the debt instruments in the event of default by Prudential Funding (Asia) plc. Other terms of the borrowings, and the value recognised by the Group, were unchanged by this transfer.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $529 million in issue at 30 June 2023 (31 December 2022: $501 million6).

As at 30 June 2023, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2023.

Cash remittances

The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. The inclusion of amounts previously managed on a regional basis increased holding company cash and short term investments by $0.9 billion at 31 December 2022.

Holding company cash flow
		Actual exchange rate
	Half year 2023 $m	Half year 2022 $m	Change %
Net cash remitted by business units18	1,024	1,009	1
Net interest paid	(40)	(117)	66
Corporate expenditure	(155)	(124)	(25)
Centrally funded recurring bancassurance fees	(160)	(220)	27
Total central outflows	(355)	(461)	23
Holding company cash flow before dividends and other movements	669	548	22
Dividends paid	(361)	(320)	(13)
Operating holding company cash flow after dividends but before other movements	308	228	35
Issuance and redemption of debt	(371)	(1,729)	79
Other corporate activities	282	159	77
Total other movements	(89)	(1,570)	94
Total holding company cash flow	219	(1,342)	116
Cash and short-term investments at the beginning of the year	3,057	3,572	(14)
Foreign exchange and other movements	38	(87)	144
Cash and short-term investments at the end of the period	3,314	2,143	55

Remittances from our businesses were $1,024 million (2022: $1,009 million6). Remittances were used to meet central outflows of $(355) million (2022: $(461) million6) and to pay dividends of $(361) million.

Central outflows include net interest paid of $(40) million (2022: $(117) million6), which is net of interest and similar income earned on central cash balances in the first half of 2023, largely on balances brought into the updated definition of holding company cash and short-term investments. In addition, lower interest payments were made on core structural borrowings in the first half of 2023 as compared with the same period in the prior year.

Cash outflows for corporate expenditure of $(155) million (2022: $(124) million6) include cash outflows for restructuring costs.

Other cash flow movements included net receipts from other corporate activities of $282 million (2022: $159 million6 net payments) comprising largely of proceeds received from the sale of our remaining shares in Jackson Financial Inc. as well as dividends receipts. In January 2023 the Group redeemed senior bonds as they reached their maturity at a cost of $371 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
1.
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products. See note II of the Additional unaudited financial information for further explanation.
2.
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
3.
IFRS shareholders equity plus contractual service margin net of reinsurance and related tax adjustments. See note C3.1 in the IFRS financial results for further information.
4.
On a constant exchange rate basis.
5.
Operating return calculated as operating profit (annualised by multiplying by two) divided by the average EEV shareholders' equity for continuing operations. See note II(x) of the Additional unaudited financial information for definition and calculation.
6.
On an actual exchange rate basis.
7.
Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
8.
'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
9.
Calculated with no adjustment for the value of contractual service margin in equity and with 50 per cent of the with-profits estate treated as equity.
10.
Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2023 first cash interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.
11.
Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2023 first cash interim dividend.
12.
30 June 2023 total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.
13.
For insurance operations operating free surplus generated represents amounts emerging from the in-force business during the period net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' in the EEV basis results.
14.
The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the HKIA.
15.
Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $1 million (Half year 2022: $11 million, Full year 2022: $23 million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
16.
See note II of the Additional financial information for definition and reconciliation to IFRS balances.
17.
See note C5 of the IFRS financial results for further details on the Group's borrowings.
18.
Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional financial information. This comprises dividends and other transfers from businesses.

Risk review

Enabling effective risk-based decision-making in a complex world

In the face of significant market volatility and uncertainty, Prudential's Group Risk Framework, risk appetite, and robust governance have continued to enable the business to manage and control its risk exposure dynamically and effectively throughout the first half of 2023, in order to support the Group's strategy of delivering sustainable value for all our stakeholders: employees, customers, shareholders and the communities in which we operate. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1              Introduction

The Group

Prudential has continued to focus on executing its strategy across Asia and Africa, underpinned by its structural growth markets, breadth of distribution channels and strong capital base. Going forward, Prudential will be focused on driving more consistent performance and accelerating value creation by changing our organisation model, building multi-market growth engines, investing in our three strategic pillars of customer, distribution and health, which are supported by our three enablers of technology, people and culture, and wealth and investments capabilities.

The Group Risk, Compliance and Security (RCS) function continues to provide risk opinions, guidance, assurance and engagement with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (IA), on critical activities, while overseeing the risks and implications to the ongoing business in order to ensure the Group remains within its approved risk appetite, at all times, against the backdrop of increased complexity of the macroeconomic, geopolitical and regulatory environments.

The first half of 2023 was characterised by declining though still elevated inflation, high interest rates and economic uncertainties, set against reconfigured national alliances and competition for energy and natural resources. The ongoing impacts to the Group are multifaceted and may be pronounced. These include increased strategic and business risks, as well as increasing insurance, product and customer conduct risks. For the Group's customers, these wider geopolitical, macroeconomic and climate change related circumstances may increase uncertainty over livelihoods, elevate costs of living, and cause challenges in affordability for essential needs and services, including insurance products - perhaps at times when they may be most needed. The complexity of meeting regulatory expectations on these issues, as governments increasingly focus on them, is expected to increase. Prudential will need to meet these challenges for its business and those of its customers in a fair and equitable way. At the same time, the Group will be expected to navigate the volatile financial environment to ensure it remains robustly capitalised and its liquidity position is resilient to sustainably deliver for the needs of its customers and the societies in which it operates. These are the key themes underpinning this report.

Against this backdrop, the Group continues to effectively leverage its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges in this changed world, and reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to apply this holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Macroeconomic and market environment

The global economy has remained resilient but continues to face various challenges. Headline inflation has moved down since mid-2022 on the back of declining food and energy prices, but core inflation has remained above central bank targets after the full reopening following the Covid-19 pandemic, reflecting the strong demand for services as well as the tight labour markets fuelling wage gains, particularly in the US and the UK. The improved yet elevated inflation environment has led central banks to continue raising rates. Further interest rate increases are expected to be implemented to attempt to rein in inflation, but tighter monetary conditions could exert downward pressures on growth. In emerging markets, inflation has been less severe and monetary tightening is broadly expected to have reached its peak. While inflation, after having reached decades-high levels in 2022, may have peaked in most markets where the Group operates, there are structural risks to inflation persistence, concerns of a wage-price spiral, constraining real incomes and growth to an extent capable of triggering a global recession.

Following the lifting of all pandemic-related restrictions, economic growth in the Chinese Mainland has not been as strong as the government's original plans, which has led to the loosening of both monetary and fiscal policies to improve the momentum of its economic recovery. For example, the Chinese Mainland has initiated new policy stimulus with another round of policy easing to boost consumption and private sector investment, including targeted liquidity injections into the property market, which remains lacklustre. Moreover, as the Chinese Mainland is a key driver for the global economy, its weak growth as well as unpredictable regulatory risk could weigh on the broader Asia region and the global economy's vitality going forward. Nevertheless, the Group has benefited from the reopening of the Chinese Mainland's border with Hong Kong, as evidenced by large increases in sales.

This environment of higher global interest rates and meaningful recession risk is putting pressure on banks' balance sheets and margins, which has also contributed to the demise of three significant regional banks in the US and raised concerns of a repeat of the Global Financial Crisis. The larger banks also have material unrealised losses on bonds due to the sharp increase in rates, and while they are well capitalised, the risk of a run on deposits due to social media and digital banking is heightened. This could result in uncertainties in the credit market with a pullback in both credit supply and credit demand and lead to a sharper tightening in global credit conditions. This would be broadly associated with weaker global growth, as well as country-level recessions that are deeper and longer than would otherwise be the case. With interest rates rising, Africa has seen an increase in external debt servicing costs. The rising debt servicing burden could lead to a trade-off for governments in the region between paying down debt obligations and funding longer-term social projects. The domestic debt exchange programme in Ghana is an illustration of the impact of tighter financial conditions. Similarly, weaker exchange rates in emerging markets where the Group operates may have adverse impact on Prudential's consolidated financial statements upon the translation of results into the US dollar, the Group's reporting currency. While the impact for the Group is immaterial, the devaluation in mid-June 2023 of the Nigerian naira is notable.

The macroeconomic landscape and financial markets are expected to remain challenging and highly uncertain. Ad-hoc events can disrupt market conditions unexpectedly. For example, the polarised political landscape in the US raised the prospect that the federal government could be forced into a technical default on its debt if an agreement could not be reached to raise the debt ceiling in May 2023, which temporarily led to heightened volatility in the markets. The capital and liquidity position of the Group and its local businesses continues to be actively monitored by Prudential as concerns remain from policymakers and regulators around liquidity and solvency of the financial system. Challenging macroeconomic conditions could also negatively impact the Group's new business growth, investment performance, in-force surplus generation plans and expense management.

Geopolitical landscape

The US-Chinese Mainland relationship continues to be a key focus of geopolitical tension in 2023, which resulted in risk-off sentiment towards the Chinese Mainland, leading to different degrees of decoupling affecting world supply chains and creating tougher business conditions. In turn, this has exerted pressure on policymakers in other geographies, including the Asian markets in which the Group operates.

The Chinese Mainland diplomacy has become more active following the Party Congress in March 2023, reflecting the importance it has placed on trying to stabilise its external environment while managing domestic economic pressures. President Xi's visit to Russia highlighted the continuing importance of Russia's relationship with the Chinese Mainland, and saw no progress to resolve the conflict in Ukraine. The Chinese Mainland and Russia are considering expanding the use of local currencies for trade settlements to reduce reliance on the US dollar. The Chinese Mainland also hosted a number of political meetings with leaders from Asia, Europe and Latin America, with visits by European leaders in April 2023 and US cabinet members in June and July 2023. Tensions over Taiwan remain elevated, in particular after Taiwan's President Tsai met with US House Speaker McCarthy in California in April 2023.

Bilateral relationships between India and the Chinese Mainland are expected to remain tense, largely due to long-standing border disputes. India continues to impose severe curbs on Chinese investments and has put material constraints on remittances back to the Chinese Mainland. India and the US have agreed to enhance their defence and trade relationships with an eye on the Chinese Mainland's perceived growing assertiveness in the Indo-Pacific region.

The Russia-Ukraine conflict has been protracted and remains uncertain and complex. The direct implications for the Group are immaterial, and have been regularly monitored and considered in the Group's broader scenario analysis and planning. However, challenges to supply chains, technologies and access to raw materials and energy will remain where national security concerns are heightened. Over the longer-term, the conflict, and the diplomatic and economic reactions to it, could contribute to an acceleration towards 'de-risking' specific policy areas such as technology or the divergence of markets into more distinct trading blocs, limiting the scope for flows of people, capital and data between blocs, increasing the potential operational and reputational risks for companies continuing to trade and operate between these blocs.

Geopolitical developments may trigger important legislative or regulatory changes that adversely impact Hong Kong's economy or its international trading and economic relationships, and may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

Societal developments

Global economic uncertainties with the rise in interest rates and elevated inflation, on top of the ongoing challenges of the uneven rebound from the pandemic, are increasingly putting pressure on household affordability and may exacerbate existing structural inequalities within societies. Government and supervisory attention is being increasingly focused on the cost of living crisis taking shape across many of the Group's markets and the contribution of the corporate sector to government tax revenues. These developments have implications for Prudential in terms of how it engages with its customers, who will, in some markets, experience real challenges in affording or maintaining insurance products at their current level of coverage. This may happen at times when that protection is needed most, and when such customers increasingly represent the vulnerable in society. In Asia, there is an increasing expectation from governments for private companies to help with affordability issues, for example, by introducing moratoria on price increases, to extend the regulatory definitions of 'vulnerable' customers to explicitly include those in need due to the current economic pressures, and to continue to promote financial inclusion in a difficult economic environment. Prudential will continue to carefully balance affordability and the impact on customers with the need to reprice products where necessary.

A high inflation environment, combined with recessionary concerns, and societal and regulatory expectations of support, may also heighten existing challenges in persistency for insurers. As has always been the case, Prudential will continue to engage with governments, regulators and supervisors on these issues. As a matter of course, the Group regularly assesses the suitability and affordability of its products, and aims to reduce their perceived complexity whilst increasing the transparency of their costs and benefits. These aims, as well as the Group's increasing focus on the sustainable digital distribution of its health and protection products via its digital platform, help to expand the financial inclusion of Prudential's products and improve customer outcomes.

The Group looks to retain the positive changes that Covid-19 accelerated, including those related to changes in traditional working practices and the use of digital services, technologies and distribution methods to customers, while monitoring and mitigating the potential increase in technology, data security or misuse and regulatory risks that these may bring. Prudential is exploring new ways of working and, as a responsible employer, is reflecting thematic trends through a coordinated suite of activities related to the upskilling of its workforce, and increasing flexibility, inclusivity and psychological safety in the workplace. The Group continues to monitor emerging social trends, including those linked to environmental change and the impacts to developing market societies associated with the transition to a lower-carbon global economy. A just and inclusive transition is central to the Group's strategy and Prudential recognises the interests from a wide range of stakeholders in the way it manages ESG and climate-related risks. The Group continues to recognise the importance of financial inclusion and the ways in which the Group's products and services meet the changing needs of affected societies. Its risk management framework is regularly reviewed to ensure the Group is best positioned to manage the changing nature of these wide-ranging risks, including activities to promote a transparent culture, and active encouragement of open discussion and learnings from mistakes.

Regulations

Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory compliance (including with respect to economic sanctions, anti-money laundering and anti-corruption) continues to increase and represents a challenge for international businesses. Geopolitical tensions have increased uncertainties and the long-term complexity of legal and regulatory compliance for Prudential's businesses operating across multiple jurisdictions. Whilst the complexity of sanctions driven by the geopolitical conflicts is elevated, the Group is experienced in managing this and has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have the potential to increase strategic and regulatory risks for the Group's businesses. There has been an increased regulatory focus by the HKIA, Prudential's Group-wide supervisor, in particular on capital and solvency, customer experience, investment management, governance and sustainability and climate-related topics. In the Chinese Mainland, a new regulator, the National Administration of Financial Regulation (NAFR), officially replaced the China Banking and Insurance Regulatory Commission on 18 May 2023 to centralise the oversight of the financial industry with the aim to strengthen and improve its financial supervision through deepening the financial regulatory sector reform, enhancing the quality and effectiveness of financial regulation, and promoting full coverage of financial regulation in the sector. Customer protection is also centrally supervised by the NAFR.

Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information security and data privacy and residency, third-party management, systemic risk regulation, corporate governance and senior management accountability. Sustainability and climate-related regulatory and reporting developments continue to develop at pace, both globally and in Asia. Developments in domestic and international capital standards continue to move forward, for example, the International Insurance Capital Standard (ICS) is being developed by the International Association of Insurance Supervisors (IAIS) due for adoption in 2025. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to risk factors. The new accounting standard IFRS 17, effective from 1 January 2023, is mandatory for the Group given its UK domicile and its dual primary listings. Prudential's portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies.

In jurisdictions where Prudential operates with ongoing policy initiatives and regulatory developments which impact the way Prudential is supervised including demanding corresponding controls and maintaining the capabilities of fulfilling the existing or new regulations. These developments continue to be monitored by the Group at a market and global level and these considerations form part of the Group Risk Framework and ongoing engagement with government policymakers, industry groups and regulators.

2              Risk governance

a              System of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk, while the 'second line' provides additional challenge, expertise, oversight and scrutiny. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

In 2023, continuous efforts have been made to ensure the appropriateness of the level of Group governance that promotes individual accountability in decision-making and supports the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group also continuously reviews the Group Risk Framework to ensure ESG considerations, which form an integral part of the wider Group governance, including climate risk considerations are appropriately reflected in policies and processes, and embedded within all business functions.

b              Group Risk Framework

       i.       Risk governance and culture

Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on the risk committees of the Group's major businesses. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Committee has direct lines of communication, reporting and oversight of the risk committees of the Group's major businesses. The Chief Risk and Compliance Officers of the Group's major businesses and the managing directors of the Group's Strategic Business Groups are also invited to the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The Chief Risk and Compliance Officers of the Group's major businesses also attend Group Risk Committee meetings on a rotational participating basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group conducts business. A Group-wide culture framework is under review to support the revised purpose and strategy for the Group. The Responsibility and Sustainability Working Group supports its responsibilities in relation to implementation of the culture framework, as well as embedding the culture aspects of the Group's ESG strategic framework and overseeing progress on diversity and inclusion initiatives. The culture framework provides principles and values that are embedded in the ways of working across the Group's functions and locations and defines how Prudential expects business to be conducted to achieve its strategic objectives, informs expectations of leadership and supports the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk-taking, and highlighting acceptable and unacceptable behaviours. This is supported through the inclusion of risk and sustainability considerations in performance management for key executives; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual, supported by the Group's risk-related policies, are regularly reviewed and include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group's third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

Further details on the Group's ESG governance arrangements and strategic framework are included in the Group's 2022 ESG report.

ii.     The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the HKIA, top-down and bottom-up processes are in place to support Group-wide identification of principal risks. An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Group performs a robust assessment and analysis of these principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, for example, the recent antitrust concerns raised within the Net Zero Insurance Alliance leading to member withdrawals. Such concerns have not spread to the Net Zero Asset Owner Alliance, of which Prudential is a member. The concept of dynamic materiality is also considered relevant in the context of the Group's monitoring of emerging themes relevant to ESG and climate-related risks, including reputation risk.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing, which includes climate scenarios and reverse stress testing. The latter requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite to material risks and set out the risk management and control requirements to limit exposure to these risks. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting
The Group's principal risks are highlighted in the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii.    Risk appetite, limits and triggers

The Group is cognisant of the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of its business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity, and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.     Capital requirements. Limits on capital requirements aim to ensure that in both business as usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements, achieves its desired target credit rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

b.     Liquidity. The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business as usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

c.     Non-financial risks. The non-financial risk appetite framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, takes into account current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

3              The Group's principal risks

The delivery of the Group's strategy in building long-term value for all our stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group's principal risks, which are not exhaustive, are detailed below. The Group's risk management cycle (detailed above) includes within its scope the processes for prioritising and determining the relative significance of ESG and climate-related risks, as well as those associated with implementing the Group's externally communicated commitments. The Group's 2022 ESG report includes further detail on the ESG and climate-related risks which contribute to the materiality of the Group's principal risks detailed below, including those related to the Group's operational and financial resilience, data privacy requirements and expectations, the regulatory landscape and the implementation of the Group's strategy. Further details on specific risks faced by the Group are set out in the section headed 'Risk factors'.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

With geopolitical tensions high as national alliances and blocs evolve, the jostling of the current world order and the increasing prioritisation of national security (widely defined) have become key determinants of macroeconomic policy, with geopolitical and macroeconomic uncertainties being intertwined. Geopolitical developments and tensions, macroeconomic conditions, and broad policy-driven regulatory developments (see below), at times interconnected in the speed and manner in which they evolve, drive the operating environment and risk landscape for the Group and the level of its exposure to the principal risks outlined below.

Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption, regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in the disclosures on Risk factors.

Market risks to our investments

The value of Prudential's direct investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. There are also potentially indirect impact through the value of the net equity of its joint ventures and associates. Although inflation remains at decades-level highs in certain global markets, the Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices. This exposure can be effectively managed by the business' well-established practice and ability to reprice products. Challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance Risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:

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The Group market risk policy;
  -
Risk appetite statements, limits and triggers;
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The Group's capital and asset liability management committees and the Group's asset and liability management policy;
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Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
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The Group Investment Committee and Group Investment Policy;
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Hedging using derivatives, including currency forwards, bond forwards/futures, interest rate futures and swaps, and equity futures;
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The monitoring and oversight of market risks through the regular reporting of management information;
  -
Regular deep dive assessments; and
  -
The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

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Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Prudential's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

Sustained inflationary pressures have driven interest rates higher, these have the potential to increase further in the near-to-medium term, and may impact the valuation of fixed income investments and reduce fee income. The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked based businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.

The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology.

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Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the business's investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk, but accepts the equity exposure that arises on future fees (including shareholder transfers from the participating business).

The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products, and in the case of Malaysia exposure also arises from participating and unit-linked business.

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Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is accepted within the Group's appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie, remittances), this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the markets in which it operates, but it does have some appetite for this on fee income and on equity investments within participating funds. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
  -
The Group's liquidity risk policy;
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Risk appetite statements, limits and triggers;
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Regular assessment and reporting by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios;
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The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
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The Group's Collateral Management Framework, which sets out the approach to ensuring business units using derivatives have sufficient liquid assets or ability to raise liquidity to meet derivatives margins;
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The Group's contingency plans and identified sources of liquidity;
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The Group's ability to access the money and debt capital markets; and
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The Group's access to external committed credit facilities.

Credit risk

Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered a material risk for the Group's business units.

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing negative developments in the global banking sector, effects of the global economic slowdown on the invested assets, the impacts of the tightening of monetary policy in the Group's key markets, higher refinancing costs, heightened geopolitical tension and protectionism, negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy, as well as high indebtedness in African countries. The impacts of these trends, which are being closely monitored, include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group's debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

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A credit risk policy and dealing and controls policy;
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Risk appetite statements and portfolio-level limits;
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Counterparty limits framework and concentration limits on large names;
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Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
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The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
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Regular assessments and deep dives, including of individual and sector exposures subject to elevated credit risks; and
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Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 30 June 2023 held by the Group's operations were $80.4 billion (31 December 2022: $77.0 billion). The majority (84 per cent, 31 December 2022: 84 per cent) of the portfolio are investments either held in unit linked funds or support insurance products where policyholders participate in the returns of a specified pool of investments1. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2. The remaining 16 per cent (31 December 2022: 16 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.

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Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 51 per cent or $6.7 billion3 of the total shareholder debt portfolio as at 30 June 2023 (31 December 2022: 41 per cent or $4.9 billion of the shareholder debt portfolio). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk factors.

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The total exposures held by the Group in sovereign debt securities at 30 June 2023 are given in note C1 of the Group's IFRS financial statements.

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Corporate debt portfolio. In the shareholder debt portfolio, corporate debt exposures totalled $5.8 billion of which $5.5 billion or 94 per cent were investment grade rated (31 December 2022: $6.6 billion of which $6.1 billion or 93 per cent were investment grade rated).

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Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure or using additional collateral arrangements where appropriate.

At 30 June 2023:

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94 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated4. In particular, 60 per cent of the portfolio is rated4 A- and above (or equivalent); and
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The Group's shareholder portfolio is well diversified: no individual sector5 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's sustainability and ESG-related risks

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material and emerging risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers, investors, employees and distribution and other business partners, and increasing regulatory compliance and litigation risks, and therefore the results of its operations and delivery of its strategy and long-term financial success. As custodians of stakeholder value for the long term, Prudential seeks to manage sustainability risks and their potential impact on its business and stakeholders through a focus on the Group's revised purpose, and transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. The Group also supports a just and inclusive transition to a lower-carbon global economy that places the societies of developing markets at the forefront of considerations, as well as provides greater and more inclusive access to good health and financial security that meets the changing needs of societies, promotes responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Climate risk, the Group's reporting against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and progress on the Group's external climate-related commitments is a priority focus for the Group Risk Committee for 2023.

Regulatory interest and developments continue to increase globally and in Asia, and sustainability and ESG-related risks are high on the agenda of both local regulators and international supervisory bodies such as the International Association of Insurance Supervisors (IAIS) and the International Sustainability Standards Board (ISSB), which published its inaugural sustainability and ESG-related disclosure requirements in June 2023. The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. Details of the Group's sustainability and ESG-related risks are included in the disclosure on Risk factors.

As local regulatory requirements on climate risk management and disclosures develop, the Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their ESG policies and approaches, both to provide support and to help drive consistency in their continuing embedment across Prudential's businesses. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability and ESG-related considerations and risks to the Group, and the external impact from the Group's activities, are appropriately captured.

Risk management and mitigation of sustainability and ESG risks at Prudential include the following:

-
A focus on enhancing access to good health and financial security, and in connection with our stakeholders, ensuring responsible stewardship of ESG and climate-related issues; clear governance arrangements, both in the definition of the roles and responsibilities of the Board and management committees for aspects of sustainability and ESG risks and through the Group Governance Manual, which include ESG and responsible business practice-linked policies, and the Group Code of Business Conduct;
-
The continued embedding of sustainability and ESG risk within the Group Risk Framework and risk processes, including:
o
Consideration of the potential for dynamically-changing materiality in emerging environmental, social and governance themes and risks through emerging risk identification and evaluation processes;
o
Definition of appropriate (and longer) time horizons with respect to climate risk management and the requirement to consider time horizons where required in risk-based decision-making;
o
Reflection in the risk taxonomy that the Group can be both impacted by sustainability and ESG issues as well as having an impact on these in the external world ('double materiality');
o
The applicability of the Group's Model Risk and UDA Risk Policy to the tools used for the aggregation of the Group's carbon intensity metrics across its investment portfolios; and
o
Deep dives into emerging and increasingly material ESG themes, including climate-related risks, and development of Board-level and broader training.
-       Integrating ESG considerations into investment processes and responsible supply chain management; and
-       Participation in networks and industry forums and working groups such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum to further develop understanding and support collaborative action in relation to sustainability and ESG risks such as climate change and promoting a just and inclusive transition.

Further information on the Group's ESG governance and ESG strategic framework, as well as the management of material ESG themes, are included in the Group's 2022 ESG report.

Risks from the nature of our business and our industry

These include the Group's non-financial risks including operational and transformation risks from significant change activity, information security and data privacy risk, risks associated with the Group's joint ventures and associates, and risks related to regulatory compliance, as well as insurance risks and customer conduct risks assumed by the Group in providing its products.

Non-financial risks

The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy.

Alongside the non-financial risk appetite framework, other risk policies and standards that individually engage with specific non-financial risks, including outsourcing and third-party management, business continuity, fraud, financial crime, technology and data, operations processes and extent of transformation are in place. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control non-financial risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and aim to ensure that non-financial risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy. These activities include:

  -
Reviews of key non-financial risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
  -
Corporate insurance programmes to limit the financial impact of operational risks;
  -
Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
  -
Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
  -
Internal and external review of cyber security capability and defences; and
  -
Regular updating and risk-based testing of disaster recovery plans and the Critical Incident Procedure process.

The Group's non-financial risks, which are not exhaustive, are detailed below:

●
Operations and process controls risk. This is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing, and asset and investment management operations. The risk of operational processing errors can arise from human error, system issues or control gaps, and may occur across different types of operational tasks or activities. These errors can also lead to suboptimal customer experience and lower operational efficiency. Apart from the direct financial impacts of inaccurate processing, indirect costs may include regulatory penalties, reputational damage and resources spent to amend the errors. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and stakeholders, whilst avoiding material adverse financial loss or impact on its reputation.

●
Transformation risk. Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively to defined timelines, scope and cost, may negatively impact its operational capability, control environment, reputation, and ability to deliver its strategy and maintain market competitiveness. This risk may be further elevated as Prudential implements the revised strategy for the Group. Prudential's current portfolio of transformation and significant change programmes include (i) the implementation and embedding of large scale regulatory/industry changes such as the implementation of IFRS 17; (ii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iii) improvement of business efficiencies through operating model changes, including those relating to the Group's central, asset management and investment oversight functions. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in the disclosures on Risk factors.

The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's transformation risk framework is in place alongside with the Group's existing risk policies and frameworks with the aim to ensure appropriate governance and controls are in place to mitigate these risks.

●
Outsourcing and third-party risks. The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group maintains material strategic partnerships and bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group third-party supply and outsourcing policy, aligned to the requirements of the HKIA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This aims to ensure that appropriate contract performance and risk mitigation measures are in place over these arrangements.

●
Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting could impact Prudential negatively. The Group utilises various tools and they form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions, and acquiring new business via digital platforms.

The Group has no appetite for model and UDA risk arising from failures to develop, implement and monitor appropriate risk mitigation measures. Prudential's model and UDA risk framework applies a risk-based approach to tools (including those under development) which considers a broad range of stakeholders, including policyholders, with the aim to ensure a proportionate level of risk management.

Prudential's model and UDA risk is managed and mitigated using the following:
  -
The Group's Model and UDA Risk Policy and relevant guidelines;
  -
Annual risk assessment (including model limitations, known errors and approximations) of all tools used for core business activities, decision-making and reporting;
  -
Maintenance of appropriate documentation for tools used;
  -
Implementation of controls with the aim to ensure tools are accurate and appropriately used;
  -
Tools are subject to rigorous and independent model validation; and
  -
Regular reporting to the RCS function and relevant risk and Board committees to support the measurement and management of the risk.

Technological developments, in particular in the field of artificial intelligence (AI) and the increased use of generative AI, pose new considerations on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI and key ethical principles are in place and adopted by the Group with the aim to ensure the safe use of AI.

●
Fraud Risk. Prudential is exposed to fraud risk, including fraudulent insurance claims, transactions, or procurement of services, that are made against or through the business. The Group's counter fraud policy is in place to set out the required standards to enhance fraud detection, prevention and investigation activities with the objective to protect resources to support sustainable business growth. The policy also sets out the framework to tackle fraud with the goals of safeguarding customers, protecting local businesses and the Group's reputation, and providing assurance that fraud risk is managed within appetite. The Group continues to undertake strategic activities to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection. The Group has a mature confidential reporting system in place, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Group Audit Committee.

●
Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk markets where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, and concentration of exposure to politically-exposed persons may give rise to higher geopolitical risk exposure.

The Group-wide policies on anti-money laundering, sanctions and anti-bribery and corruption risks reflect the requirements applicable to all staff in all offices and businesses. These policies are also aligned with the Group's values and behaviours that are expected across the business. Screening and transaction monitoring systems are in place with ongoing improvements and upgrades being implemented where required, and a programme of compliance control monitoring reviews is in place across the Group. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group and delivered through a centralised monitoring hub, to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually for businesses and offices across all locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process.

●
Information security and data privacy risk. Risks related to malicious attacks on Prudential systems, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our customer data continue to be prevalent, particularly as the accessibility of attacking tools available to potential adversaries increases. The frequency and sophistication of attacks, particularly in relation to ransomware, continues to grow globally. With a rapidly transforming technological landscape, continued expansion of Cloud services, including the adoption of a hybrid multi-cloud strategy partnering with third-party service providers, and the increased scrutiny from regulators against a backdrop of tightening data privacy regulations across Asia, security and privacy risks are material at the Group level. To mitigate the risk, the Group has adopted a holistic risk management approach, which was designed not only to prevent and disrupt potential attacks against Prudential systems but to also manage the recovery process should an attack take place successfully. It is also well understood that some attacks may still be successful despite the layered security control defence-in-depth methodology that Prudential and other mature organisations assume, and so it is essential that the Group's security strategy encompasses a cyber resilience theme focusing on its ability to respond and recover from an attack in order to maintain its reputation and customer trust.

Globally, ransomware and distributed denial of services (DDoS) attacks have increased markedly since early 2022, in part driven by the Russia-Ukraine conflict. The Group has responded swiftly by leveraging threat intelligence information to configure security systems to mitigate any potential attacks, whether targeted or collateral, from these events. Prudential also has a number of defences in place to protect its systems from these types of attacks, including but not limited to: (i) DDoS protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses. Cyber-attack simulation exercises have been carried out to enhance preparedness.

As the Group continues to develop and expand digital services and emerging products, its reliance on third-party service providers and business partners who specialise in niche capabilities is also increasing. In the first half of 2023, among many companies around the world, the Group's businesses in Malaysia have been affected by the global MOVEit, a vendor providing secured file transfer services, data-theft attack where a zero-day vulnerability was exploited with infringements to data security, integrity and privacy, which as a result directly impacted the Group's reputation and compliance with regulation and privacy requirements. Following the threats, various actions have been taken, including isolating the affected server, a thorough investigation, and customer and authority notifications. Lesson learnt and potential enhancements have been identified from the review and action plans have been formulated to address these. The Group has also continued to enhance its third-party management framework including the enhanced security due diligence process when onboarding new business partners and the ongoing monitoring of key business partners.

The key material risks can be summarised into three threat areas: (i) ransomware attacks, (ii) supply chain compromise and (iii) service disruption caused by cyber threats. In order for the Group to manage these risks effectively, the security strategy encompasses the ongoing maturity and development of protective and detective controls, while further expanding and uplifting its ability to react to and recover from successful attacks on both the Group's system as well as third-party partner systems.

The Group's Information Security and Privacy strategy is structured with three key pillars:

-
Defending the nation - To expand coverage and maturity of protective and detective security controls in response to both the changing technology landscape, such as the adoption of new Cloud services, as well as the heightened threat actor risks. Within this pillar, continued focus on Africa business units remains in order to help ensure the same maturity level as Asia-based business units is achieved.

-
Cyber resilience - To build on a number of existing security processes and formalise the development of an integrated cross-functional incident management framework that is regularly tried and tested. This includes further aligning Group incident management plans, business unit incident management plans and cyber security incident management plans along with executing a number of drills and tabletop exercises. The drills and exercises will be conducted at all levels including executive committee members and within the business units while bringing in critical key business partners such as cyber insurance providers and forensic investigation partners.

-
Enabling the digital journey - To focus on introducing and building out key security controls within the digital ecosystem to ensure continued enablement of the organisation's digital strategy while improving customer experience and data security within the digital ecosystem.

With the aim to ensure the effectiveness of the Group's Information Security and Privacy controls, the Group has established different processes to review and validate the Information Security and Privacy mechanisms deployed, which include setting up a dedicated ethical hacking team to perform testing on the systems to identify potential vulnerabilities, engaging with external consultants to perform penetration testing on our systems and engaging external consultants to perform independent assessments on both our Security Operations Centre and the Information and Privacy function as a whole to further improve the efficiency of the functions. A Bug Bounty programme has been established to provide a secured and official channel for external security practitioners to report potential issues or vulnerabilities in our system. In addition, the Group has subscribed to services from the independent security consultants to continuously monitor our external security posture.

The centralised Technology Risk Management team leverages skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. Based on risk assessments, risk deep dives are performed on an ongoing basis on different technology domains to provide assurance of controls to manage technology risks. The Group Technology Risk Committee provides Group-wide oversight of technology risks, including information security and privacy. Technology risk management is also performed locally within business units, with inputs from subject matter experts and with oversight from local risk committees. Work continues to be undertaken in 2023 to further enhance the maturity of the hub and spoke technology risk operating model which includes organisational structure improvements, policy enhancements and enriched key risk indicators to provide a quantifiable overlay to overseeing and managing technology risks. The Group's internal audits also regularly include cybersecurity as part of its audit coverage. The Board is briefed at least twice annually on cyber security and privacy by the Group Chief Information Security Officer (CISO) and is being engaged more closely on cyber resilience with executive-level cyber tabletop exercises and risk workshops conducted in 2022 and continuing in 2023 to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group Information Security, Privacy and Data policies were developed with the aim to ensure compliance with all applicable laws and regulations, and the ethical use of customer data. In addition, these policies consider the requirements of a range of supervisory guidelines including the international standards on information security (ISO 27001/27002) and the US National Institute of Standards and Technology's Cyber Security Framework. Localised regulations or legal requirements are addressed by local policies or standards.

Risks associated with the Group's joint ventures and associates

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). A material proportion of the Group's business comes from its joint venture and associate in the Chinese Mainland and India respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such, the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared with the Group's wholly-owned businesses. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in the disclosures on Risk factors.

Insurance risks

Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie, lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in the disclosures on Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.

Whilst Covid-19 has evolved into an endemic disease, the impact of policyholders having deferred medical treatment during the pandemic (latent morbidity impacts) continues to be experienced in a number of markets. The implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity) is being monitored. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. A high inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.

The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written and the most significant insurance risks are medical claims inflation risk, morbidity risk, and persistency risk:

●
Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. Where the cost of medical treatment increases more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group's businesses. The risks to the Group's ability to reprice are included in the disclosures on Risk factors.
●
Morbidity risk: Prudential's morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
●
Persistency risk: The Group's persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential's insurance risks are managed and mitigated using the following:
  -
The Group's insurance policy, which sets out the Group's insurance risk appetite and required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group's insurance risk profile, management information flows and escalation mechanisms;
  -
The Group's product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
  -
The Group's counter fraud policy (see the Fraud Risk section above);
  -
In product design and appropriate processes related to the management of policyholders' reasonable expectations;
  -
The risk appetite statements, limits and triggers;
  -
Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
  -
Using reinsurance to mitigate mortality and morbidity risks;
  -
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
  -
Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
  -
The use of mystery shopping to identify opportunities for improvement in sales processes and training;
  -
Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk; and
  -
Regular deep dive assessments.

Business Concentration risk

Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain level of concentration risks. From a channel concentration perspective, some of the Group's key markets continue to rely on agency and some markets rely on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types depending on the target customer segments. Geographically, Greater China (Hong Kong, the Chinese Mainland and Taiwan) region contributes materially to the Group's top and bottom lines. To improve business resilience, the Group continues to look for opportunities to enhance business diversification by building multi-market growth engines as part of its strategy.

Customer conduct risk

Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations are met. The Group's customer conduct risk framework, owned by the Chief Executive Officer, reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
1.
Treat customers fairly, honestly and with integrity;
2.
Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3.
Manage customer information appropriately, and maintain the confidentiality of customer information;
4.
Provide and promote high standards of customer service; and
5.
Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group's conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:
●
The Group's code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
●
A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out program;
●
Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
●
Quality of sales processes, services and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
●
Appropriate claims management and complaint handling practices; and
●
Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance

Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way it is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Group are complex. Regulatory risks cover a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either a national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical and responsible use of technology and data. In certain jurisdictions in which Prudential operates there are a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory focus and changes are included in the disclosures on Risk factors.

Risk management and mitigation of regulatory risk at Prudential includes:
  -
Proactively adapting and complying with the latest regulatory developments;
  -
Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
  -
Close monitoring and assessment of our business and regulatory environment and strategic risks;
  -
The explicit consideration of risk themes in strategic decisions;
  -
Ongoing engagement with national regulators, government policy teams and international standard setters; and
  -
Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments, including those associated with greenwashing risk arising from exaggerated, misleading or unsubstantiated sustainability-related claims.

Notes
1.
Reflecting products that are classified as Variable Fee Approach only.
2.
With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
3.
Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
4.
Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
5.
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

Hong Kong listing obligations
The Directors confirm that the Company has complied with all the code provisions of the Corporate Governance Code (HK Code) issued by The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules) throughout the accounting period, except as described below.

The Company does not comply with provision E.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code issued by the Financial Reporting Council which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules and by relevant UK regulations. Having made specific enquiry of all Directors, the Directors have complied with these rules throughout the period.

The Directors confirm that the financial results contained in this document have been reviewed by the Audit Committee.

2023 first interim dividend
Ex-dividend date	7 September 2023 (Hong Kong, UK and Singapore)
Record date	8 September 2023
Payment date	19 October 2023 (Hong Kong, UK and ADR holders) On or around 26 October 2023 (Singapore)

Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●
current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
●
asset valuation impacts from the transition to a lower carbon economy;
●
derivative instruments not effectively mitigating any exposures;
●
global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●
the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
●
the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●
the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
●
the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
●
legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●
the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
●
the impact of competition and fast-paced technological change;
●
the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;
●
the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
●
the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;
●
the availability and effectiveness of reinsurance for Prudential's businesses;
●
the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●
disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
●
the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
●
the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●
the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of Prudential's 2022 Annual Report. Prudential's 2022 Annual Report is available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of Prudential's 2022 Annual Report.

Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer